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EXHIBIT 99.1

Information

THE THOMSON CORPORATION ANNUAL REPORT 2002

Knowledge

To experience an interactive version of this annual report, go to www.thomson.com

Ideas are powerful catalysts for innovation, discovery and change. An openness to new ideas and new ways of thinking and working is at the heart of any future-oriented, knowledge-creating enterprise. At Thomson, we find practical ways to harness the power that comes from the creativity and vision of great minds: transforming information into knowledge, and knowledge into action.

THE THOMSON CORPORATION

FINANCIAL HIGHLIGHTS1

	2002	2001	Change
Revenues	7,756	7,237	+7%
EBITDA[1]	2,060	1,786	+15%
Adjusted operating profit[2]	1,518	1,310	+16%
Operating profit	1,224	836	+46%
Earnings attributable to common shares	596	749	-20%
Earnings per common share (EPS)	$0.93	$1.19	-22%
Adjusted earnings from continuing operations[3]	694	645	+8%
Adjusted EPS from continuing operations[3]	$1.08	$1.03	+5%
Shareholders' equity	8,954	8,220	+9%

THOMSON MARKET GROUPS4

LEGAL & REGULATORY 38% of revenues
	2002	2001	Change
Revenues	2,961	2,844	+4%
EBITDA[1]	928	860	+8%
Adjusted operating profit[2]	769	713	+8%

        17,000 people in 24 countries/Thomson Legal & Regulatory provides integrated information and software-based solutions to legal, tax, accounting, intellectual property, compliance and business professionals around the world.

LEARNING 30% of revenues
	2002	2001	Change
Revenues	2,290	1,851	+24%
EBITDA[1]	520	406	+28%
Adjusted operating profit[2]	354	264	+34%

        12,300 people in 42 countries/Thomson Learning provides a wide range of tailored learning solutions to colleges, universities, professors, students, libraries, reference centers, government agencies, corporations and professionals globally.

†
Millions of US dollars except per common share amounts. EBITDA, adjusted operating profit, adjusted earnings from continuing operations and adjusted EPS from continuing operations represent non-GAAP performance measures, which are reconciled to the GAAP financial statements within the MD&A.

Earnings before interest, taxes, depreciation, amortization, restructuring charges and, in 2000, 1999 and 1998,Year 2000 costs.

Before amortization and restructuring charges.

Excludes one-time items such as restructuring charges, net disposal gains and losses and the application of a new accounting standard. For a full reconciliation to reported earnings, see the six-year summary on page 95.

Amounts represent results from ongoing businesses, which exclude businesses sold or held for sale that do not qualify as discontinued operations.

FIVE-YEAR REVENUES	FIVE-YEAR EBITDA[1]	FIVE-YEAR ADJUSTED EPS[3]

FINANCIAL 20% of revenues
	2002	2001	Change
Revenues	1,543	1,585	-3%
EBITDA[1]	418	401	+4%
Adjusted operating profit[2]	249	252	-1%

        7,600 people in 22 countries/Thomson Financial provides a broad range of financial products and information solutions to the global financial services industry, including investment bankers, sales and trading professionals, investment managers, retail brokers, financial planners and corporate executives.

SCIENTIFIC & HEALTHCARE 10% of revenues
	2002	2001	Change
Revenues	780	692	+13%
EBITDA[1]	206	174	+18%
Adjusted operating profit[2]	179	150	+19%

        4,300 people in 18 countries/Thomson Scientific & Healthcare provides integrated information solutions to researchers, physicians and other professionals in the academic, corporate and healthcare sectors.

Letter to shareholders

        At The Thomson Corporation, our focus on supplying integrated information solutions to business and professional markets creates value for our customers and for our shareholders.

        In 2002, Thomson delivered solid growth. Revenues were $7.8 billion, an increase of 7% from the previous year. Earnings before interest, taxes, depreciation, amortization and restructuring charges (EBITDA) increased 15% to $2.1 billion. Free cash flow increased 69% to $980 million, providing us with the resources to reinvest and grow our business and deliver solid returns to shareholders.

        Reported earnings attributable to common shares were $596 million in 2002 and $749 million in 2001. Due to several one-time items, reduced earnings from discontinued operations and the application of a new accounting standard, our reported earnings for 2002 are not comparable with those of 2001. After adjusting each period to make the results more comparable, 2002 adjusted earnings from continuing operations grew 8% to $694 million, or $1.08 per common share, compared with $645 million, or $1.03 per common share, in 2001.

        This strong financial performance reflects the underlying strength of our business and our ability to execute a unified growth strategy. We provide business and professional customers with must-have information along with technology and innovative applications that enable them to utilize that information seamlessly in their work — whether at the office, in the laboratory or out in the field. This is what we call an integrated information solution. As a strategic partner, we help our customers make better decisions faster, increasing their productivity so that they, in turn, can deliver better service to their customers. It is a strategy that has made us a leader in every market in which we operate.

2002 HIGHLIGHTS

        In 2002, we enjoyed steady growth across our company, including our higher education, computerized testing, scientific, healthcare, and online legal information and legal education businesses. The strong performance of these businesses helped to offset declines in the financial, corporate IT training, and news and business information sectors, which were more deeply affected by the slowing economy.

        Our ability to rapidly integrate recent acquisitions and develop new information solutions for customers contributed to our growth for the year, and put us in a strong position for the future. For example, we completed the integration of our Harcourt higher education and corporate training assets ahead of schedule, achieving expected synergies and driving strong growth in our learning business.

        Our introduction of West km, an innovative knowledge management solution that enables law firms to organize, manage and retrieve their own legal information, further extended Westlaw's leading position in the US legal market.

        In December, Thomson was awarded a major contract to jointly develop and implement a new financial workstation for Merrill Lynch, strengthening our position as one of the top information providers to the global financial community.

        Together with Woodbridge, our principal shareholder, we also completed a $1 billion common share offering and listing on the New York Stock Exchange in June 2002, providing additional liquidity for shareholders and improving our visibility within the United States, our most important market.

THE FUTURE

        While the outlook for world markets is uncertain, our strategy is not. We will continue to create new applications that will make the information we provide more accessible and more useful to the broadest array of customers in our chosen market sectors. In addition, we are committed to continued international growth as we meet the needs of our customers, whose businesses are becoming increasingly global, while also reaching new customers.

        The breadth of markets in which we compete, and our geographic diversification, serve to position us for consistent returns and earnings growth. Our ability to grow is fully supported by strong free cash flow, increasing margins and a strong balance sheet. Additionally, our focus on selling subscription-based services produces stable and recurring revenues.

        We will continue to leverage our knowledge and abilities across all our businesses to deliver value-added products and services to our customers. We are driving profitable growth through a relentless focus on understanding our customers' needs, leveraging technology, developing innovative tools and applications, and continuously pursuing operational efficiency and effectiveness.

        We have the right assets and are in the right markets to meet the goals we have set for ourselves. We are confident that our long-held values of innovation and integrity, along with our focus on creating long-term customer relationships, will serve us well as we continue to deliver consistent value for our customers and for our shareholders.

David K.R. Thomson Chairman	Richard J. Harrington President & Chief Executive Officer

Open Minds

"Every 200 or 300 years, there is a very short period when the world suddenly changes — the way it does in a kaleidoscope. This is one of those periods when the old solutions no longer work. One can clearly see new priorities." — Peter Drucker

Thomson is committed to helping our customers meet the new priorities of the information age. We are constantly striving to understand more about our customers and the challenges of the markets in which they compete. So, we asked three leading thinkers to reflect on the key sources of value for knowledge-driven enterprises.

The world these thinkers describe is one in which the speed of change, the availability of just-in-time information and the power of collaboration are converging. They describe a world in which Thomson is positioned to succeed.

"If knowledge and action become separated, I'm not sure it's really knowledge anymore."

John Seely Brown, Scientist, Innovator

John Seely Brown held the position of Chief Scientist at Xerox Corporation and previously was the director of the Xerox Palo Alto Research Center (PARC) for 12 years. His personal research interests include digital culture, ubiquitous computing, Web service architectures and organizational and individual learning. John is an avid reader, traveler and motorcyclist. Part scientist, part artist and part strategist, his views are unique and distinguished by a broad view of the human contexts in which technologies operate, and a healthy skepticism about whether change always represents genuine progress.

KNOWLEDGE AND ACTION

"The only sustainable competitive edge that corporations have today is their ability to learn faster than their competitors. We're moving into a world where diversity of opinion matters more than ever before. This is what will drive you, not just to learn faster, but to be confident enough in what you have learned to be willing to act on it."

JUST-IN-TIME LEARNING

"The whole notion of the delivery of information in situ that's attuned to the situation and provides just what a person needs at that moment is profoundly powerful. We need to design digital technologies that understand context and can deliver information at the moment and in the form you want to see it, and which are contextually sensitive to the situation. If we can do that, we'll be able to transform how work gets done."

LINK, LISTEN, LEARN, LEAD

"One of the key issues of an organization is 'How do I link to the world — both inside and outside? Through those linkages, how do I listen? Through that listening, how do I start to learn? And from that learning, how do I start to lead?' Link, listen, learn, lead."

"Trust is the medium. It is the utility through which information flows."

Karen Stephenson, Corporate Anthropologist

Dr. Karen Stephenson is president of NetForm. Her practical and scientific experience includes several years' tenure in industry and in academic research and publishing in the areas of scenario planning, the networked organization, and organizational innovation and change. She has transformed an academic methodology called "network analysis" and applied it to business to reveal often-unseen interrelationships — the hardwiring behind the "soft assets" — of human and intellectual capital in organizations. By revealing organizational networks, she helps businesses leverage knowledge through "seeding" social capital, harvesting innovation, retaining knowledge workers, planning for succession, and managing the rate and substance of change.

BUILDING INTELLECTUAL CAPITAL

"People think on their own and they think with others. Thinking on your own, and what brought you to where you are, is human capital. Thinking with others, and generating new knowledge inside the organization, is social capital. Human capital plus social capital equals intellectual capital. That's the IQ of the organization."

A NETWORKED WORLD

"I believe there will be a world where corporations will be networked together. We will certainly continue to have national loyalties — I don't see that disappearing for a long while. But one can envision a world that is completely networked together. It's headed that way now."

TRUST

"When there is trust, new ideas flow back and forth and you can develop new products and new possibilities. A lot of innovation comes out of the interaction between companies and their most closely held customers, from those trusted relationships."

"The Internet is emerging as a new infrastructure that is changing the way we orchestrate capability."

Don Tapscott, Futurist, Entrepreneur

Don Tapscott is an internationally renowned authority, consultant and speaker on business strategy and organizational transformation. His clients include top executives of many of the world's largest corporations and government leaders from many countries. In 1994, Don co-founded Digital 4Sight, a company that researches and designs new business models for Global 2000 organizations. He is President of New Paradigm Learning Corporation, which he founded in 1992, and Chairman of Maptuit Corporation, an application service provider offering location-based and eLogistics services using both wireline and wireless protocols via the Internet. He is also Adjunct Professor of Management at the Joseph L. Rotman School of Management, University of Toronto.

REAL-TIME ENTERPRISES

"The time has come for enterprises to become real-time and for information to move around digitally within the organization. Companies that can do that will bring products and services to market faster and they will build better relationships with their customers."

COLLABORATION, KNOWLEDGE AND POWER

"We've learned more about the human brain in the past eight to ten years than we had previously learned in all of human history. And we can expect that rate to accelerate as scientists now have powerful ways to collaborate and share information, and collectively advance human knowledge. Historically, knowledge was the basis of power and people hoarded it. Today, the sharing of knowledge is the foundation of business power and innovation."

THE INTERNET IS THE NEW INFRASTRUCTURE

"The Internet is becoming the new infrastructure for communications, for learning and for work. It is radically reducing the cost of partnering, research, transactions and coordination, and that means that companies are becoming unbundled. They can now focus on what they do best, and they can partner to do the rest. These partnerships are much more effective in creating products and services for their customers and in creating wealth for their shareholders."

Transforming Information

Thomson helps customers mobilize the knowledge assets that are key to competitive advantage. Through a broad range of open architecture technologies and software applications, we enable customers to integrate their own proprietary information and other third-party content with ours. process that transforms information into solutions, and provides our customers with the ability to offer superior advice and better service to their customers.

OUR STRATEGY

Understanding customers' needs

        We have structured each of our businesses to be customer-focused. At every point of contact, we work to fully understand how our customers use information and what their unique needs are so we can deliver information solutions that help them work faster and smarter. Working collaboratively, we come to understand their business challenges from the inside out. Our goal is to build enduring relationships that move Thomson beyond the role of a supplier of information into one of a trusted partner.

Delivering superior solutions

        Our competitive advantage goes beyond providing access to the critical information held in Thomson databases. Through technology, we integrate our must-have information with third-party content and, in some cases, with customers' proprietary data. We also provide applications and tools that help users quickly access and analyze the information. It is a process that transforms information into knowledge, allowing our customers to make better decisions faster as they offer more robust services to their customers.

Expanding globally

        In 2002, our revenues derived from sources outside North America increased 12%, outpacing overall revenue growth, as we continued to expand our capabilities to meet the needs of our customers whose businesses are becoming increasingly global. With business operations in 46 countries, we now serve more than 20 million users in approximately 130 countries.

Achieving operational efficiency and effectiveness

        We have a business model that enables us to leverage our content, our technology and our knowledge across the markets we serve. During 2002, our successful efforts to quickly and efficiently integrate recent acquisitions, and to reduce the total number of technology platforms across Thomson, resulted in solid margin growth. It also enhanced our ability to efficiently build tailored solutions for customers. We focus on what we do well, and partner with others when their capabilities can enhance the services we provide to our customers.

[PHOTOS]

Richard J. Harrington (left)
President & Chief Executive Officer

Robert D. Daleo (middle)
Executive Vice President & Chief Financial Officer

James C. Smith (right)
Executive Vice President,
Executive Development & Corporate Affairs

OUR ADVANTAGES

Must-have information

        Thomson is known for the accuracy and integrity of the information we provide. Our customers use our proprietary information and applications as a basis on which to build their businesses. Doctors, lawyers, scientists, financial advisors, teachers and researchers rely on our highly respected content delivered through products and services such as First Call, Gale InfoTrac, PDR, Westlaw and the Web of Science, to make critical business — and even life-and-death — decisions.

Technology that fits the way our customers work

        Speed, accuracy and scalability are important to our customers. Through electronic delivery, we provide immediate access to information when and where our customers need it. We generated more than $4 billion in revenues from the sale of electronic products and services in 2002.

Applications that go beyond data

        We continually enhance the value of our information by adding new applications, proprietary editorial content, formatting, organization, indexing, charting capabilities and analytical models. Our software tools and applications allow customers to access a wealth of critical information through a single, integrated database that includes authoritative Thomson content as well as third-party information and client-specific data.

OUR BUSINESS MODEL

Helping customers make better decisions, faster.

OUR MARKETS

        We have chosen our markets carefully. From legal and regulatory to learning, finance, and scientific and healthcare, we serve markets that are the strategic building blocks of every modern economy in the world. Within these markets we have assembled size and scale in key growth sectors to provide comprehensive breadth and depth of services to our customers. These markets are large and growing. We estimate that customers in our markets spent more than $55 billion on information in 2002.

Thomson Legal & Regulatory

        Thomson Legal & Regulatory provides integrated information solutions to legal, tax, accounting, intellectual property, compliance and business professionals around the world.

        We also provide software and services to assist lawyers, accountants and other professionals with a broad range of management functions. From document management to case and records management to client development and trademark services, we provide highly customized integrated information solutions that allow our customers to work more efficiently and effectively.

        We offer a broad range of products and services that are accessed by more than 120,000 users every day. This represents more than one million customer accounts, including each of the 100 largest law firms in the world.

MARKETS AND BUSINESS TRENDS

        Our businesses serve the global market for legal and regulatory integrated information solutions, generating approximately $3.0 billion of revenues in 2002. We estimate that Thomson has a leading market share of 21%, primarily as a result of our strong position in the US legal information market, where we currently hold a 48% market share.

        As economies become increasingly international, the demand for legal and regulatory information on a global basis is increasing. At the same time, many of our largest customers are expanding the global scope of their offerings. In 2002, revenues outside of North America amounted to $437 million, or almost 15% of our total group revenues.

        Advanced technology continues to be a key differentiator in this market. As the availability and reliability of the Internet have increased, the demand for faster online services and more advanced applications has risen. In 2002, Thomson Legal & Regulatory revenues generated from electronic products and services increased 12% to $1.7 billion.

[PHOTO]

Brian H. Hall
President & Chief Executive Officer
Thomson Legal & Regulatory

LEGAL

        Led by Westlaw, we continued to strengthen our position in 2002 as the leading US provider of integrated information solutions for legal professionals. We also expanded our presence outside of the United States with the successful launch of Westlaw services in Australia, Canada and Germany.

        In the United States, we continued to expand our software and service offerings through FindLaw, which helps law firms of any size market their services using the Internet; ProLaw, which provides software that assists in document, records and case management; and BAR/BRI, which offers review courses and materials to prepare aspiring attorneys for the bar exam. Globally, through Thomson & Thomson, Compu-Mark and Brandy (a Japanese joint venture), we assist professionals in developing and protecting trademarks.

TAX AND ACCOUNTING

        During 2002, we further strengthened our position as a comprehensive provider of integrated information solutions for US tax and accounting professionals. We broadened the range of content offered by Checkpoint, our online tax information service, increasing the number of subscribers by 16%. On the software side, Creative Solutions, Fast-Tax, GoSystem Tax and InSource continued to deliver above-market growth rates. And we solidified our position as a technology leader with the development of Web services such as Creative Solutions' NetClient, which enables accounting firms to securely exchange files and provide services to their clients over the Internet.

NEWS AND BUSINESS INFORMATION

        Dialog, a leading global online provider of business information and news, provides services to a wide range of customers across Thomson markets, including business, scientific, engineering, financial and legal professionals. Through Dialog Newsroom, we are now able to bundle Dialog information with content from NewsEdge, an online provider of news and current-awareness information that Thomson acquired in 2001, and with content from Intelligence Data, a provider of broker research, to provide customers with a comprehensive news monitoring and business research solution.

STRATEGIC GROWTH INITIATIVES

Expanding software and services

        We are continuing to expand our software and service offerings for customers, via the ProLaw practice management software, FindLaw client management services and ConsultGEE, a human resources information service and work tool for the UK corporate market. In addition to increasing revenues, these services enable us to become further integrated into our customers' daily workflow.

Expanding online revenue through new products and global access

        We are expanding our online business by increasing the value of our information offerings with innovative new products and product extensions, such as our new legal knowledge management product called West km, which seamlessly integrates customers' proprietary legal information with Westlaw. In addition, we expanded our online offerings of Westlaw internationally to Australia, Canada and Germany during 2002. Our global online offerings have continued to gain momentum in Argentina, Australia, Brazil, New Zealand, Spain, Sweden and the United Kingdom.

Accelerating global growth

        In North America, we are emphasizing growth in our online information services, expanding our software offerings and dramatically increasing our client development services. In Europe, we plan to optimize existing investments, drive online market penetration and continue to evaluate acquisitions in significant markets. We also believe Asia-Pacific and Latin America offer significant growth prospects for Thomson.

Thomson Learning

        Thomson Learning provides a wide range of tailored learning solutions to colleges, universities, professors, students, libraries, reference centers, government agencies, corporations and professionals around the world.

        We significantly expanded this segment of our business with the 2001 acquisition of the higher education and corporate training assets of Harcourt and the 2000 acquisition of Prometric, an electronic testing and certification business.

MARKETS AND BUSINESS TRENDS

        Thomson has chosen to focus on building scale and scope in the higher education, library reference, corporate training and testing segments of the learning market, each of which offers significant opportunity for growth. In 2002, Thomson Learning revenues grew 24% to $2.3 billion.

        The higher education market is characterized by stability and steady growth in the United States and significant opportunities for international expansion. The higher education publishing market in the United States generated about $3.6 billion in revenues in 2002. Led by South-Western and Wadsworth, we estimate that Thomson is the second-largest provider in this field, with a 24% market share.

        The global library reference market generated an estimated $1.4 billion in content sales in 2002. With an estimated 26% market share, Gale is the largest information provider to this market. Our competitive advantage is built on the breadth of our print and electronic information services, our strong customer relationships, and our continuing investments in technology as the library reference market rapidly adopts electronic information databases and applications.

        The outsourced corporate training and testing market in the United States generated an estimated $15.2 billion in revenues in 2002. Thomson has a broad range of offerings for this market, maintaining a repository of more than 75,000 electronic learning objects, which are self-contained modules to teach specific skills.

[PHOTO]

Ronald H. Schlosser
President & Chief Executive Officer
Thomson Learning

ACADEMIC PUBLISHING AND REFERENCE

        Thomson Learning completed the integration of select Harcourt assets in 2002 and began to reap the benefits of the global scope of this expanded business. Our higher education revenues grew 18% and our revenues derived from sales of products and services outside North America grew 29% in 2002, as Harcourt brought to Thomson strong offerings in mathematics, business, statistics and the sciences, content that moves easily throughout international markets.

        In 2002, as a response to the demand for quality education internationally, Thomson Learning began work on an online university called Universitas 21 Global, a joint venture with 17 leading research universities. The institution will grant MBA and MIS degrees and provide online educational services backed by the member universities. Universitas 21 Global uses a number of Thomson resources, including online course development by NETg, testing services from Prometric and an electronic library from Gale.

        In the library reference market, Gale delivered strong growth in electronic offerings, furthering the success of our online Resource Center product line with the addition of the Opposing Viewpoints Resource Center in 2002.

LIFELONG LEARNING

        In 2000, we entered the testing and certification business and through Prometric we are now a leading global provider of computer-based test delivery and assessment services. We delivered approximately 7 million computer-based exams in 132 countries during 2002.

        We formed an alliance with Cardean University, a US-based online university, to provide our customers with access to their business courses. In 2002, General Motors enrolled 200 employees in the Cardean e-MBA program and more than 2,000 human resources professionals from around the world in a 40-hour Cardean online program.

STRATEGIC GROWTH INITIATIVES

Developing integrated learning solutions

        Thomson Learning is combining products and services across businesses to meet customers' increasingly sophisticated needs. For example, we are matching print materials to our online content and then designing tests to ensure that our customers' learning objectives are met. We are also aggregating the content from our publishing and reference businesses into electronic libraries for specific segments of the professional learning market.

Expanding electronic products and services

        Learning continues to migrate online. In higher education, we are focused on helping students and instructors become more effective using the appropriate electronic tools and information. We continue to develop online tools, including The Learning Equation, Brooks/Cole Assessment, Gale InfoTrac College Edition and similar electronic support.

Long-term strategic arrangements with global customers

        Thomson recently entered into a four-year contract with General Motors to provide learning programs to General Motors employees. Thomson also completed an agreement with IBM to leverage the content, technology and services of both organizations to better serve new and existing customers.

Leveraging assets across all business lines

        Many customers of other Thomson businesses also use our corporate training services. To take advantage of customer synergies, Thomson is implementing initiatives across our market groups to use common technology platforms and share sales and marketing information that will allow us to increase the global distribution of our learning products.

Thomson Financial

        Thomson Financial provides integrated information and workflow solutions to the global financial services industry. We offer a broad range of financial products and services to meet the needs of investment bankers, sales and trading professionals, investment managers, retail brokers, financial planners and corporate executives.

        We provide our customers with critical financial information, including real-time data, historical financial and economic information, broker research, earnings estimates, corporate data and public disclosure documents. This information is enhanced by applications that allow us to bundle our broad range of data products, analytics and technology with real-time news and third-party sources in fully configured solutions.

MARKETS AND BUSINESS TRENDS

        The global market for financial information generated an estimated $14 billion in revenues in 2002. With 2002 revenues of $1.5 billion, Thomson Financial ranks among the top three global providers of information in the areas of banking and brokerage, investment management and corporate business information. Although the financial markets continue to face difficult economic conditions, Thomson Financial is well positioned to take advantage of the trends toward consolidation and greater cost control.

        In 2002, Merrill Lynch announced that Thomson Financial will develop and maintain more than 27,000 workstations for Merrill Lynch's US Private Client Group. Each workstation will contain a robust suite of Thomson content and applications, along with financial planning tools and client relationship management capabilities from leading providers, allowing Merrill Lynch to focus on its core competency of providing intelligent and timely financial advice to clients. This agreement resulted from our ability to work closely with Merrill Lynch to fully understand their needs and deliver must-have information through tailored desktop solutions that integrate workflow applications.

[PHOTO]

David H. Shaffer
Chief Executive Officer
Thomson Financial

BANKING AND BROKERAGE

        Information is the lifeblood of the banking and brokerage business. Thomson provides online financial data and research used in the production of financial forecasts and in the analysis of market trends and industry shifts. In 2002, we introduced Thomson ONE Equity, a product designed to provide institutional equity traders with high-quality information at an attractive value.

INVESTMENT MANAGEMENT

        Our investment management unit has focused on improving the connectivity between all research and portfolio products in order to offer customers a fully integrated suite of products. We significantly increased the functionality of our well-known First Call product through the introduction of the Thomson ONE Analytics integrated suite, and added key analytical capabilities to our Vestek and Baseline services.

CORPORATE

        Thomson meets the needs of investor relations professionals and financial executives by providing online access to research, ownership and peer analysis, news, stock quotes and institutional profiles. During 2002, we developed a comprehensive offering of new Outbound services, building upon an alliance with PR Newswire that enables us to distribute new releases and corporate Webcasts over a range of Thomson Financial products.

STRATEGIC GROWTH INITIATIVES

Pursuing emerging high-growth opportunities

        With recent changes to securities laws that focused attention on fair disclosure, the corporate investor relations market has presented new growth opportunities. Thomson Financial offers comprehensive information and services for investor relations professionals globally. In response to the T+1 trading initiative, we formed Omgeo with the Depository Trust & Clearing Corporation to capitalize on the evolution of straight-through processing of securities trades. In addition, we are pursuing related growth opportunities though the expansion of our Beta and AutEx products.

Increasing global penetration

        Thomson Financial gained significant market share in Europe through our Primark acquisition, and we have continued to expand share in 2002 with the European launch of Thomson ONE Equity. In Asia, we are focused on building our presence in key markets including Japan, Hong Kong and Korea.

Introducing new products to increase institutional market share

        With the development of the Thomson ONE open architecture technology platform, Thomson Financial is in a strong position to efficiently build and deliver robust, tailored solutions to key customer segments. In 2003, we will build upon the success of Thomson ONE Equity, and the recently released Thomson ONE Analytics. We will also introduce Thomson ONE Yield to meet the needs of the institutional fixed income market, and Thomson ONE Banker, a desktop solution for investment bankers.

Realigning and integrating operations

        In 2002, we consolidated two of our operations to form a single customer unit focused on banking and brokerage. We also established a global sales and account management group to service our major customers. These realignments are helping us to focus more closely on customer needs and identify opportunities to introduce broader product and service offerings.

Thomson Scientific & Healthcare

        Thomson Scientific & Healthcare provides integrated information solutions to researchers, physicians and other professionals in the academic, corporate and healthcare sectors.

        Our Scientific solutions assist scientists in all stages of the research and development process from scientific discovery to product manufacturing. Our Healthcare solutions provide critical drug and clinical information and continuing medical education that assist physicians in improving the quality of care their patients receive. In addition, we provide integrated decision support solutions that enable healthcare managers and practitioners to more effectively manage the cost and quality of healthcare.

MARKETS AND BUSINESS TRENDS

        Thomson Scientific has a leading market share of approximately 12% of the global scientific secondary publishing and content-hosting market, which generated an estimated $2.3 billion in revenues in 2002. Growth trends remain strong, with spending on research and development increasing by a compound annual growth rate of 9% over the past three years, and the number of patent applications filed in the United States, Europe and Japan increasing by a compound annual growth rate of 7% over the past three years.

        The healthcare information market in the United States generated an estimated $5.5 billion in revenues in 2002. Thomson, with an estimated 7% share, is a leading provider of solutions to this market. As a result of an aging population, advances in technology and a generally heightened awareness of all aspects of healthcare, the healthcare information market is expected to be one of the fastest-growing segments for Thomson.

        Thomson Scientific & Healthcare revenues grew 13% in 2002 to $780 million.

SCIENTIFIC

        Our goal is to be the primary source for scientific information during the research and development process. We customize our solutions to specific industries and continually enhance them to meet our customers' evolving needs. Building upon the commercial success of our Web of Science service, we successfully launched the Web of Knowledge in 2002 to meet the needs of academic researchers. We are similarly positioned to meet the specific needs of pharmaceutical and biotechnology researchers through our Current Drugs IDdb, and the needs of engineering researchers through our recent acquisitions of Wila Verlag and Delphion.

[PHOTO]

Robert C. Cullen
President & Chief Executive Officer
Thomson Scientific & Healthcare

HEALTHCARE

        Our range of point-of-care products — including PDR (Physicians' Desk Reference), DRUGDEX, DRUG-REAX, DISEASEDEX Emergency Medicine, POISINDEX, and BioDex — represents a comprehensive reference collection compiled over more than 25 years. In April 2002, we expanded our product portfolio to include DISEASEDEX General Medicine, a comprehensive disease database covering 281 conditions. Today, more than 8,300 healthcare facilities in 78 countries rely on our collection of point-of-care products. With this strong foundation of content and technology, we are well positioned to develop integrated content and workflow solutions to help clinicians improve the safety and the quality of patient care.

        Through Medstat, we continue to grow revenues and expand our relationship with corporate and governmental healthcare purchasers, the managed care and health insurance industry, hospitals and delivery networks, the pharmaceutical industry and the research community. Our decision support solutions improve our customers' ability to manage the cost and quality of healthcare.

        Thomson is one of the leading providers of continuing medical education and we are uniquely positioned to provide global educational programs that support our pharmaceutical customers' new drug introductions. In 2002 our American Health Consultants, Physicians World and Gardiner-Caldwell operations managed nearly 1,000 educational events that were attended by approximately 150,000 physicians. Thomson continuing medical education revenues grew by 19% in 2002, adjusting for the acquisition of Gardiner-Caldwell, and we expect growth to remain strong in 2003.

STRATEGIC GROWTH INITIATIVES

Expanding our position in key scientific research markets

        We are focused on the academic/government, pharmaceutical/biotech, specialty chemistry and engineering segments due to the increasing demand for information in these markets. We are expanding our offerings with additional databases and enhanced analytical and visualization tools that will allow our customers efficient access to information and insights on topics such as genomics and nanotechnology.

Developing leading market share in drug and clinical solutions

        We expect developments in the field of genomics to increase the rate of drug development. This represents an important growth opportunity for Thomson because each new drug approved requires the communication of clinical information on its use to physicians and hospitals. Our clinical solutions offer healthcare professionals instant access to comprehensive information on dosing, interactions and all aspects of use through their hospitals' information systems, the Internet and wireless hand-held devices.

Expanding our position in the continuing medical education market

        Our continuing medical education offerings help drug companies educate physicians about drugs that are coming to market and keep them up to date on products that are already approved and in use. We believe this is an area of significant growth potential, and we are aggressively pursuing opportunities to enhance our offerings and increase our penetration of this fragmented market.

Information delivery anytime, anywhere

        Technology-based tools, such as hand-held wireless devices, are being used by physicians to improve patient safety. The Internet-based mobilePDR, released in May 2002, already has approximately 30,000 users; mobileMICROMEDEX, which was introduced in 2001 and includes abbreviated versions of Micromedex's most popular clinical databases, has also attracted approximately 30,000 users.

Financial and Corporate Information

32	Management's Discussion and Analysis	56	Financial Statements
55	Management Report	96	Board of Directors
55	Auditor's Report	98	Senior Management and Officers
		99	Corporate Information

Management's Discussion and Analysis

        The following management's discussion and analysis should be read in conjunction with our consolidated financial statements prepared in accordance with accounting principles generally accepted in Canada and the related notes to these financial statements. All dollar amounts in this discussion are in US dollars unless otherwise specified. Unless otherwise indicated, references in this discussion to "we," "our" and "us" are to The Thomson Corporation and its subsidiaries.

OVERVIEW

Description of Our Business

        We are a global leader in providing integrated information solutions to business and professional customers. In a global economy in which the flow of information is vital, we supply our customers with business-critical information from multiple Thomson and third-party databases and further enhance its value with analysis, insight and commentary. To enhance the speed and accessibility of information for our customers, we increasingly deliver information and services electronically. As we increasingly integrate critical information with analysis, tools and applications, we place greater focus on the way our customers use our content, rather than simply on selling the content itself.

        We serve customers in the following sectors: law, tax, accounting, higher education, reference information, corporate training and assessment, financial services, scientific research and healthcare. We believe these sectors are fundamental to economic development globally and consequently have potential for consistent long-term growth.

        We organize our operations into four market groups that are structured on the basis of the customers they serve:

  •
  Thomson Legal & Regulatory,

  •
  Thomson Learning,

  •
  Thomson Financial, and

  •
  Thomson Scientific & Healthcare.

        We report the financial results of our four market groups together with those of a corporate and other reporting category. The corporate and other category principally includes corporate costs, costs associated with our stock appreciation rights and the results of Thomson Media, which is a business unit we established in 2001 to manage print-based businesses that were previously maintained in our financial group.

        Our total revenues for 2002 were $7,756 million, an increase of 7% from $7,237 million in 2001. In 2002, we derived approximately 60% of our revenues from sales of products under subscription arrangements, 37% from other products and services and only 3% from advertising. A significant component of our revenues included in the "Other products and services" category was sales of textbooks from our publishing businesses. Our revenues are generally recurring or predictable and are derived from a diverse customer base. In both 2002 and 2001, 83% of our revenues were from our operations in North America and in each year, no single customer accounted for more than 2% of our total revenues.

        Subscription revenues are from sales of products and services that are delivered under a contract over a period of time. Our subscription arrangements are most often for a term of one year, after which they automatically renew or are renewable at our customers' option, and the renewal dates are spread over the course of the year. In the case of some of our subscription arrangements, we realize additional fees based upon usage. We recognize revenues from sales of some products, primarily our textbooks, after we estimate customer returns. We sell our textbooks and related products to bookstores on terms that allow them to return the books to us if they are not sold. We utilize incentive programs to encourage our customers to order an appropriate number of books to reduce the number of books returned to us.

        We segment our financial results geographically by origin in our financial statements, on the basis of the location of our operations that produce the product or service. The following table presents a summary of our revenues, before intercompany eliminations, segmented geographically for the years ended December 31, 2002 and 2001:

	Year ended December 31, 2002		Year ended December 31, 2001
(millions of US dollars)	Revenues	%	Revenues	%
United States	6,358	81%	5,943	81%
Europe	1,029	13%	902	12%
Asia-Pacific	271	3%	225	3%
Canada	180	2%	153	2%
Other countries	77	1%	105	2%

	7,915	100%	7,328	100%
Eliminations[1]	(159)		(91)

Total	7,756		7,237

1
Represents intercompany sales from one region to another.

        We can modify and offer internationally many of the products and services we developed originally for customers in North America without excessive customization or translation. This represents an opportunity for us to earn incremental revenues. For some of the products and services we sell internationally, we incur additional costs to customize our products and services for the local market and this can result in lower margins if we cannot increase our prices proportionately. Development of additional products and services and expansion into new geographic markets are integral parts of our growth strategy. While development and expansion present an element of risk, particularly in foreign countries where local knowledge of our products may be lacking, we believe that the quality and brand recognition of our products and services help to mitigate that risk. We are seeking to continue to increase our revenues from outside North America as a percentage of our overall revenues.

        We use a variety of media to deliver our products and services to our customers. Increasingly, our customers are seeking products and services delivered electronically. We deliver information electronically over the Internet, through dedicated transmission lines, on compact discs (CDs) and more recently through handheld wireless devices. In 2002, 53% of our revenues from ongoing businesses were derived from products and services delivered electronically, a slight decrease from 54% in 2001. While the absolute amount of revenues from products and services delivered electronically increased by 6% in 2002, electronic revenues as a percentage of our total revenues decreased, primarily due to our acquisition in 2001 of the higher education, corporate training and assessment businesses of Harcourt General Inc., or Harcourt, which have a higher percentage of print-based revenues than our other businesses. However, we expect that electronic revenues as a percentage of our total revenues will increase slightly in 2003 compared to 2002 as we continue to emphasize electronic delivery, and as markets outside of North America continue to incorporate technology into their workflow.

        Electronic delivery of our products and services improves our ability to provide additional products and services to our existing customers and to access new customers around the world. This allows us to increase our revenues and expand our margins because products and services delivered electronically generally have lower variable costs than those that are print-based.

        Our most significant expense is labor. Labor includes all costs related to our employees, including salaries, bonuses, commissions, benefits and payroll taxes, but does not include costs related to our stock appreciation rights. Labor represented approximately 59% of our cost of sales, selling, marketing, general and administrative expenses (operating costs) in 2002 compared to approximately 57% in 2001. No other category of expenses accounted for more than 10% of our operating costs in either 2002 or 2001.

        Beyond labor costs, the operating costs of our market groups and our individual businesses vary widely. The most significant additional cost items are the development and production of textbooks by some of our businesses, including the costs of paper and the printing and binding of books.

        We make significant investments in technology because it is essential to providing integrated information solutions to our customers and because we intend to maintain the significant competitive advantage we believe we have in this area. Our technology expenditures include spending on computer hardware, software, electronic systems, telecommunications infrastructure and digitization of content. In 2001 and 2002, our total capital expenditures were $1.2 billion, of which approximately 70% was for technology-related investments. Although we can give no assurance that investments in technology will result in an increase in our revenues or a decrease in our operating costs, we expect our technology-related investments to continue at a significant level. However, we expect our technology-related expenditures to decline as a percentage of revenues in 2003 because we have largely completed our transformation into a provider of integrated information solutions, which required a significant initial investment in technology.

Acquisitions

        During 2001 and 2002, we completed a total of 57 acquisitions for an aggregate cost of over $2.6 billion. Our 2001 acquisition of Harcourt's higher education, corporate training and assessment businesses for $2.1 billion was the most significant of these transactions and represented a strategic acquisition which significantly enhanced the scale and scope of our learning group and, to a lesser extent, our legal and regulatory market group. Our other acquisitions in 2001 and 2002 were more tactical in nature and generally related to the purchase of information, products or services that we integrated into our operations to broaden the range of our product and service offerings. As alternatives to the development of new products and services, tactical acquisitions often have the advantages of faster integration into our product and service offerings and cost efficiencies. During 2001 and 2002, acquired businesses generated a significant portion of the growth in our total revenues and a lesser portion of the growth in our operating profit. Generally, the businesses that we acquired in 2001 and 2002 have initially had lower margins than our existing businesses.

        When integrating acquired businesses, we focus on eliminating cost redundancies and combining the acquired products and services with our existing offerings. Because we often combine the acquired products and services with our existing offerings, it is becoming increasingly difficult for us to determine the contribution that acquired businesses make to our revenues and operating profits. In addition, we may incur costs, such as severance payments to terminate employees and contract cancellation fees, when we integrate businesses. We include many of these costs in our operating or restructuring costs.

Seasonality

        We typically derive a much greater portion of our operating profit and operating cash flow in the second half of the year. Customer buying patterns are concentrated in the second half of the year, particularly in the learning and regulatory markets, while costs are spread more evenly throughout the year. As a result, our operating margins generally increase as the year progresses. For these reasons, it may not be possible to compare the performance of our businesses quarter to consecutive quarter, and our quarterly results should be considered on the basis of results for the whole year or by comparing results in a quarter with the results in the same quarter for the previous year.

Use of EBITDA, Adjusted Operating Profit, Adjusted Earnings from Continuing Operations and Free Cash Flow

        We use the following to measure our operating performance, including our ability to generate cash flow:

  •
  EBITDA.  Among other things, earnings before interest, taxes, depreciation, amortization and restructuring charges, or EBITDA, eliminates the differences that arise between businesses due to the manner in which they were acquired, funded or recorded. In particular, EBITDA excludes the effects of amortization of identifiable intangible assets and goodwill, which is a non-cash charge arising from acquisitions accounted for under the purchase method of accounting.

  •
  Adjusted operating profit.  Operating profit before amortization and restructuring charges, or adjusted operating profit, reflects depreciation expense but eliminates the effects of restructuring charges and amortization of identifiable intangible assets and goodwill. Because we do not consider these items to be operating costs, we exclude them from the measurement of our operating performance.

  •
  Free cash flow.  We also evaluate our operating performance based on free cash flow, which we define as net cash provided by operating activities less additions to property and equipment, other investing activities and dividends paid on our preference shares. We use free cash flow as a performance measure because it represents cash available to repay debt, pay common dividends and fund new acquisitions.

  •
  Adjusted earnings from continuing operations.  We measure our earnings attributable to common shares to adjust for non-recurring items, which we refer to as adjusted earnings from continuing operations, to assist in comparing them from one period to another.

        EBITDA, adjusted operating profit, free cash flow, adjusted earnings from continuing operations and related measures do not have any standardized meaning prescribed by Canadian generally accepted accounting principles, or GAAP, and therefore, are unlikely to be comparable with the calculation of similar measures for other companies. You should not view these measures as alternatives to operating profit, cash flow from operations, net income or other measures of financial performance calculated in accordance with GAAP. We reconcile EBITDA, adjusted operating profit and adjusted earnings from continuing operations to our income statement under GAAP, and we reconcile free cash flow to our cash flow statement under GAAP in the following discussion.

RESULTS OF OPERATIONS

Consolidated Operations

        Our results from continuing operations exclude the results of our discontinued newspaper operations, discussed under "Operating Results by Business Segment — Discontinued Operations" below. Our results from ongoing businesses exclude the results of businesses sold or held for sale that do not qualify as discontinued operations (disposals). The principal businesses included in disposals were various businesses in our financial group in 2001 and 2002 and Jane's Information Group, or Jane's, in 2001.

	Year ended December 31
(millions of US dollars)	2002	2001	Change
Total businesses
Revenues	7,756	7,237	7%
EBITDA	2,060	1,786	15%
EBITDA margin	26.6%	24.7%
Adjusted operating profit	1,518	1,310	16%
Adjusted operating profit margin	19.6%	18.1%
	Year ended December 31
(millions of US dollars)	2002	2001	Change
Ongoing businesses
Revenues	7,736	7,162	8%
EBITDA	2,062	1,789	15%
EBITDA margin	26.7%	25.0%
Adjusted operating profit	1,522	1,319	15%
Adjusted operating profit margin	19.7%	18.4%

        Revenues.    The increases in revenues were primarily attributable to contributions from acquisitions, most notably our July 2001 acquisition of certain businesses of Harcourt, as well as growth in the existing businesses of all of our market groups, except our financial group.

        EBITDA and adjusted operating profit.    The following table provides a reconciliation of operating profit to both EBITDA and adjusted operating profit for the years ended December 31, 2002 and 2001.

	Year ended December 31
(unaudited) (millions of US dollars)
	2002	2001
Operating profit	1,224	836
Add back:
Restructuring charges	6	30
Amortization	288	444

Adjusted operating profit	1,518	1,310
Add back:
Depreciation	542	476

EBITDA	2,060	1,786

        The increases in EBITDA and EBITDA margin were primarily due to increased revenues, efficiencies realized at acquired companies and stringent cost controls. Additionally, we realized a $32 million gain in connection with the reversal of a valuation allowance against the value of assets in one of our pension plans. This gain was recorded within corporate and other, and is discussed more fully under that section. The increases in adjusted operating profit reflected the increased EBITDA, partially offset by increased depreciation expense.

        Depreciation and amortization.    Depreciation in 2002 increased 14% to $542 million from $476 million in 2001. This increase reflected recent acquisitions and capital expenditures. Amortization in 2002 decreased 35% to $288 million from $444 million in 2001, primarily due to the adoption of a new accounting standard effective January 1, 2002, which requires that goodwill and identifiable intangible assets with indefinite useful lives no longer be amortized. Therefore, we did not reflect amortization of those balances in our 2002 results, but we included this amortization in our results for 2001.

        Restructuring charges.    We incurred restructuring charges of $6 million in 2002 related to strategic initiatives in our legal and regulatory group and Thomson Media. In 2001, we incurred $30 million of restructuring charges, of which $20 million related to the integration of certain Harcourt businesses that we acquired, $8 million related to strategic initiatives in our legal and regulatory group and $2 million related to the reorganization of certain magazine operations within our scientific and healthcare group to eliminate non-strategic and unprofitable products.

        Net (losses) gains on disposals of businesses and investments.    Our net losses on the disposals of businesses and investments in 2002 totaled $34 million. These losses related primarily to a reduction in the carrying value of certain investments to reflect their fair values. In 2001, our net gains on disposals of businesses and investments were $302 million and consisted primarily of a $317 million gain on the disposal of The Globe and Mail newspaper in January 2001 and an $80 million gain on the disposal of Jane's in April 2001. Those amounts were partially offset by a reduction of $100 million in the carrying values of certain investments to reflect their fair values.

        Net interest expense and other financing costs.    Our interest expense in 2002 increased 23% to $291 million from $236 million in 2001. This increase reflected increased borrowings to finance acquisitions, particularly our acquisition of certain Harcourt businesses in 2001.

        Income taxes.    Our income tax expense in 2002 of $192 million represented 21.4% of our earnings from continuing operations before income taxes and our proportionate share of losses on investments accounted for using the equity method of accounting. This compares with income tax expense of $168 million in 2001 and an equivalent percentage of 18.6%. Our effective income tax rate in each year was lower than the statutory corporate income tax rate in Canada of 38.6% (2001 — 40.2%) due principally to the lower tax rates and various tax strategies applicable to our operating and financing subsidiaries in countries outside Canada. We expect our effective income tax rate to continue to increase over the next several years.

        Equity in net losses of associates, net of tax.    Equity in net losses of associates includes our proportionate share of net losses of investments accounted for using the equity method, as well as writedowns from the reduction in carrying value of certain investments accounted for under the equity method. In 2002, equity in losses of associates, net of tax, was $101 million, compared to $50 million in 2001. The increase was primarily due to a goodwill impairment charge recorded by one of our equity-method investees, of which our proportionate share was $67 million. Subsequent to December 31, 2002, we sold our interest in this investment. See "Subsequent Events." Additionally, we wrote down the carrying values of certain equity-method investments to reflect their fair values. The most significant of these writedowns was a $12 million writedown in our financial group. Those losses were partially offset by the reduced amortization expense recognized by equity-method investees due to the impact on our investees of their adoption of the new accounting standard related to goodwill and identifiable intangible assets.

        Earnings attributable to common shares.    In 2002, earnings attributable to common shares were $596 million, compared to $749 million in 2001. These results are not directly comparable, however, because of the adoption in 2002 of the new accounting standard related to goodwill and identifiable intangible assets. If the new accounting standard had been in effect in 2001, earnings attributable to common shares in 2001 would have been $943 million. Those results, however, are still not directly comparable because of certain one-time items.

        The following table presents a summary of our earnings and our earnings per common share from continuing operations for both 2002 and 2001. The table excludes one-time items from both years and adjusts the 2001 results as if the new accounting standard related to goodwill and identifiable intangible assets had been in effect during 2001.

	Year ended December 31
(unaudited) (millions of US dollars, except per common share amounts)
	2002	2001
Earnings attributable to common shares	596	749
Exclude earnings from discontinued operations	(9)	(92)
Adjust for effect of new accounting standard, net of tax	—	194
Earnings attributable to common shares from continuing operations after new accounting standard	587	851
Adjust for one-time items:
Net losses (gains) on disposals of businesses and investments	34	(302)
Restructuring charges	6	30
Proportionate share of goodwill impairment recognized by equity-method investee	67	—
Tax on above items	—	66
Adjusted earnings from continuing operations	694	645
Adjusted earnings per common share from continuing operations	$1.08	$1.03

        On a comparable basis, adjusted earnings from continuing operations in 2002 were $694 million, compared to $645 million in 2001. This increase was primarily attributable to growth in existing businesses and a $22 million after-tax gain in connection with the reversal of a valuation allowance against the value of assets in one of our pension plans, partially offset by writedowns in the value of equity-method investments. At the adjusted earnings level, increased operating profit from acquisitions was more than offset by increased amortization of identifiable intangible assets and interest expense relating to those acquisitions.

OPERATING RESULTS BY BUSINESS SEGMENT

Thomson Legal & Regulatory

	Year ended December 31
(millions of US dollars)	2002	2001	Change
Revenues	2,961	2,844	4%
EBITDA	928	860	8%
EBITDA margin	31.3%	30.2%
Adjusted operating profit	769	713	8%
Adjusted operating profit margin	26.0%	25.1%

        The increase in revenues was primarily attributable to contributions from acquired businesses, growth in software sales, higher global Westlaw sales and increased sales at our FindLaw business. These increases were partially offset by reduced demand in our business information and news business, slower global trademark activity and a decrease in revenues in Latin America.

        Revenue growth attributable to acquisitions was primarily due to BAR/BRI, a provider of bar examination review courses acquired in July 2001 as part of the Harcourt acquisition; NewsEdge, a provider of real-time news and information products acquired in September 2001; and ProLaw, a provider of productivity tools for law firms and corporate legal departments acquired in August 2001.

        In the United States, growth in Westlaw sales in 2002 was driven primarily by increased sales to mid-sized law firms, and to a lesser degree to governmental and corporate customers and large and small-sized law firms. Internationally, the introduction of country-specific versions of Westlaw in countries such as Germany and Canada also contributed to revenue growth in 2002. Increased sales of tax compliance software and our Checkpoint online tax service contributed to higher revenues in the tax and accounting businesses. Increased sales of online products, software and services continued to be strong in 2002, but that growth was partially offset by increasing subscription cancellations in print and CD media, as economic conditions forced some of our customers to reconsider purchasing information in multiple media.

        The increases in EBITDA and adjusted operating profit, along with improvements in the corresponding margins, reflected the revenue growth described above and significant cost containment across the market group.

Thomson Learning

	Year ended December 31
(millions of US dollars)	2002	2001	Change
Revenues	2,290	1,851	24%
EBITDA	520	406	28%
EBITDA margin	22.7%	21.9%
Adjusted operating profit	354	264	34%
Adjusted operating profit margin	15.5%	14.3%

        The increase in revenues was primarily attributable to contributions from acquisitions and growth in existing businesses. Revenue contributions from acquisitions were primarily from the inclusion of the full year results for certain businesses of Harcourt that we acquired in July 2001. Revenue growth in existing businesses was primarily from our academic publishing and international businesses, as well as from certain businesses in our lifelong learning business. Our academic businesses benefited from the continuing increase in enrollment in colleges and universities. Because of technology and globalization, more enrollment in online degree and certificate courses is occurring, particularly where traditional college campuses have become overcrowded. These revenue increases were partly offset by decreases in our information technology training business, reflecting the lowering of corporate training budgets in an attempt to control costs.

        The increases in EBITDA and adjusted operating profit and related margins reflected revenue growth, improved efficiencies realized from combining the acquired Harcourt businesses with our existing businesses, and lower one-time costs related to our acquisition of the Harcourt businesses.

Thomson Financial

	Year ended December 31
(millions of US dollars)	2002	2001	Change
Revenues	1,543	1,585	(3)%
EBITDA	418	401	4%
EBITDA margin	27.1%	25.3%
Adjusted operating profit	249	252	(1)%
Adjusted operating profit margin	16.1%	15.9%

        The decrease in revenues was primarily attributable to the continued global slowdown in the financial services industry. Decreased trading volume in all major markets and continued deterioration in transaction services such as mergers, acquisitions and equity offerings led to reduced profitability for some of our customers in 2002. In 2002, some of our customers reduced their capital spending and budgets, which in turn led to some product cancellations and pressure on our pricing. These decreases in revenues were partially offset by increases in revenues in our corporate business, which resulted from increased demand for our Capital Markets Intelligence (CMI) and Outbound products; at Beta, a securities data-processing business; at Autex, a real-time network for trade-order indications and executions; and at Omgeo, our partnership with the Depository Trust & Clearing Corporation for transaction processing services.

        Despite the decrease in revenues, EBITDA and EBITDA margin increased slightly as a result of leveraging initiatives, cost controls and platform consolidation across the businesses in our financial market group.

        In the fourth quarter, we repositioned our businesses that sell equity products and services. As a result of this repositioning, we reduced the number of sales and technology personnel required to serve customers, and we took a $20 million charge in the fourth quarter primarily related to severance. Offsetting this charge were net credits of $30 million, also recognized in the fourth quarter, which largely related to the reversal of bonus-related accruals which were no longer required due to the lower than expected performance of our financial group's businesses.

        Increases in EBITDA flowed through to adjusted operating profit, but were offset by higher depreciation expense arising from a greater level of capital expenditures in 2001. These capital expenditures were primarily related to expenditures on the group's new headquarters in New York, ILX's new data center and Omgeo's trade management project. The increased depreciation expense offset the increases in EBITDA, leading to a decrease in adjusted operating profit for 2002.

Thomson Scientific & Healthcare

	Year ended December 31
(millions of US dollars)	2002	2001	Change
Revenues	780	692	13%
EBITDA	206	174	18%
EBITDA margin	26.4%	25.1%
Adjusted operating profit	179	150	19%
Adjusted operating profit margin	22.9%	21.7%

        The increase in revenues was generated by contributions from acquisitions and from existing businesses. Revenue growth from acquisitions primarily came from Gardiner-Caldwell, a provider of continuing medical education acquired in December 2001; Wila Verlag, a provider of patent information acquired in April 2002; and Current Drugs, a provider of databases to entities in the pharmaceutical and biotechnology industries acquired in August 2002.

        Growth from existing businesses resulted from increased subscription sales of scientific, drug and patent information, as well as increased revenues from continuing medical education programs. Among the factors driving revenue growth were penetration of non-North American markets, pharmaceutical company demand for drug and patent-related information in connection with research and development, increases in drug and clinical point-of-care solutions to healthcare providers, and the continuing trend of pharmaceutical companies expanding their sponsorship of continuing medical education programs. These increases were partially offset by lower revenues in advertising-sensitive healthcare magazines.

        The increases in EBITDA, adjusted operating profit and the corresponding margins resulted from these increased revenues, but also from effective cost controls and benefits arising from restructuring efforts undertaken in 2001.

Corporate and Other

        Revenues, which relate solely to Thomson Media, decreased by 9% from $222 million in 2001 to $201 million in 2002 as a result of reduced advertising revenues across all publications.

        The EBITDA loss for 2002 in corporate and other was $10 million, compared to an EBITDA loss of $52 million in 2001. The improvement in EBITDA was primarily attributable to a $32 million gain in connection with one of our UK pension plans and cost reductions in Thomson Media which partially offset the lost revenue. Canadian accounting principles require us to record a valuation allowance against the assets of overfunded pension plans if the assets cannot be used by us to reduce future contributions to the plans. When the values of these assets decline, the need for the valuation allowance against the assets also declines. However, we recognize the decline in the value of the assets over time, while we recognize in income immediately the reduction in the valuation allowance, as computed on the measurement date of the plan. In the fourth quarter of 2002, such a situation occurred with respect to one of our UK pension plans due to the decline in equity markets. As such, we reversed the valuation allowance against the assets, which resulted in a pre-tax gain of $32 million.

Discontinued Operations

        In February 2000, we announced our intention to sell our newspaper interests. The primary activities of this group were the publishing of newspapers and other advertising and specialty publications in the United States and Canada. We completed the disposition of our newspaper interests during 2001. In conjunction with the expiration of certain representation and warranty periods associated with the disposals, we released reserves of $9 million in 2002.

LIQUIDITY AND CAPITAL RESOURCES

Financial Position

        At December 31, 2002, our total assets were $18,542 million, which represented a slight decrease from the December 31, 2001 asset balance of $18,650 million. This decrease was primarily due to depreciation and amortization charges of $830 million and a reduction of goodwill and identifiable intangible assets of $192 million in connection with the adoption of the new accounting standard. These decreases were largely offset by additions from acquisitions and increases in the balances of non-US dollar denominated net assets due to currency translation movements.

        Our total assets by market group are as follows:

	Year ended December 31, 2002		Year ended December 31, 2001
(millions of US dollars)	Total assets	Percentage of total assets	Total assets	Percentage of total assets
Thomson Legal & Regulatory	7,195	39%	7,335	39%
Thomson Learning	5,328	29%	5,335	29%
Thomson Financial	3,022	16%	3,302	18%
Thomson Scientific & Healthcare	1,023	6%	893	5%
Corporate and other	1,974	10%	1,785	9%

	18,542	100%	18,650	100%

        The following table presents comparative information related to total net debt, which we define as total debt, after accounting for swap arrangements, less cash and cash equivalents; shareholders' equity and the ratio of net debt to shareholders' equity:

	As at December 31
(millions of US dollars)	2002	2001
Short-term indebtedness	316	620
Current portion of long-term debt	318	473
Long-term debt	3,487	3,651

Total debt	4,121	4,744
Swaps	161	238

Total debt after swaps	4,282	4,982
Less: cash	(709)	(532)

Net debt	3,573	4,450
Shareholders' equity	8,954	8,220
Net debt/equity ratio	0.40:1	0.54:1

        At December 31, 2002 and 2001, shareholders' equity includes $442 million of preference share capital redeemable only at our option. In February 2003, we announced that we will redeem all of our outstanding Series V Cumulative Redeemable Preference Shares. Following the redemption in April 2003, our preference share capital will be $110 million, representing our Series II preference shares. See "Subsequent Events" for further information.

        The following table displays the changes in our shareholders' equity

(millions of US dollars)
Balance at January 1, 2002	8,220
Earnings attributable to common shares for the year ended December 31, 2002	596
Effect of adoption of accounting standard	(183)
Issuance of common shares	437
Common dividend payments	(283)
Reduction of cumulative translation losses	167
Balance at December 31, 2002	8,954

        Presently, our long-term debt is rated "A3" (stable outlook) by Moody's, "A-" (stable outlook) by Standard & Poor's and "A (low)" by Dominion Bond Rating Service, or DBRS, and our short-term debt is rated "R1 (low)" by DBRS. As a result of the improvement in our financial position in 2002 compared to 2001, Standard & Poor's revised its outlook on our rating from "negative" to "stable." The maturity dates for our long-term debt are well balanced with no significant concentration in any one year. You should be aware that a rating is not a recommendation to buy, sell or hold securities and may be subject to revision, suspension or withdrawal at any time by the assigning rating organization. We cannot assure you that our credit ratings will not be lowered in the future or that rating agencies will not issue adverse commentaries regarding our securities.

Cash Flow

        Our principal sources of liquidity are cash provided by our operations, borrowings under our revolving bank credit facilities and our commercial paper program, the issuance of public debt and the reinvestment of dividends, primarily by The Woodbridge Company Limited, or Woodbridge, our principal shareholder. Please see "Related Party Transactions" below for more information about our dividend reinvestment arrangement with Woodbridge. Our principal uses of cash have been to finance working capital and debt servicing costs, repay debt, and finance capital expenditures, acquisitions and dividend payments.

        Operating activities.    Cash provided by our operating activities in 2002 was $1,691 million, compared to $1,651 million for 2001. This increase reflected a higher level of EBITDA and accounts receivable collections, offset partially by voluntary contributions to two of our defined benefit pension plans and higher tax payments.

        Investing activities.    Cash used in our investing activities in 2002 was $910 million, compared to $3,015 million for 2001. The higher use of cash in 2001 was primarily attributable to our purchase in July 2001 of certain Harcourt businesses for $2,060 million.

        Additions to property and equipment in 2002 decreased 24% to $523 million from $684 million in 2001. Higher additions in 2001 reflected certain one-time expenditures in our legal and regulatory group related to investments in a new enterprise resource planning system at West and technology-related purchases, and in our financial group, related to expenditures for the group's new headquarters in New York, ILX's new data center and Omgeo's trade management project.

        Other investing activities, which primarily comprise activity on acquisition and disposition related reserves, were $166 million in 2002, compared to $359 million in 2001. The decrease reflected the completion of many post acquisition and disposal activities during the year.

        Financing activities.    Cash used in our financing activities was $614 million for the year ended December 31, 2002. This amount reflected repayments of outstanding public debt, other debt, commercial paper and revolving bank credit facilities, as well as dividends paid, partly offset by the receipt of proceeds from our issuance of common shares and public debt, both of which are discussed below. Cash provided by our financing activities was $1,563 million for the year ended December 31, 2001. These amounts reflected the issuance of medium-term notes, public debt and borrowings under revolving bank credit facilities, partly offset by the repayment of outstanding public debt, as well as dividends paid.

        On June 12, 2002, our common shares were listed on the New York Stock Exchange. On June 14, 2002, we and our principal shareholder, Woodbridge, completed a public offering of 32,051,284 common shares at a price of $31.20 per share. The offering included 14,615,385 common shares newly issued by us and 17,435,899 common shares held by Woodbridge. Proceeds to us from the offering, net of the underwriting commissions and expenses, of $437 million were used for general corporate purposes, including the repayment of indebtedness. We did not receive any proceeds from the sale of common shares by Woodbridge. As of December 31, 2002, the Thomson family, through Woodbridge and its affiliates, beneficially owned approximately 69% of our common shares. The expenses incurred from the offering were divided equally between us and Woodbridge, other than the underwriting commission, which was allocated based upon the proportionate share of the proceeds from the offering received by each party.

        In January 2002, we issued $400 million of US dollar denominated unsecured notes due February 1, 2008, bearing an annual interest rate of 5.75%, payable semi-annually. We used the net proceeds of $397 million from the offering primarily to repay indebtedness.

        Dividends declared during 2002 were $451 million compared to $439 million in 2001. Of this amount, $168 million in 2002 and $160 million in 2001 were reinvested in common shares through our dividend reinvestment plan, primarily by Woodbridge, resulting in common share dividend cash payments of $283 million and $279 million, in 2002 and 2001, respectively.

        Free cash flow.    The following table sets forth a calculation of our free cash flow for 2002 and 2001:

	Year ended December 31
(millions of US dollars)	2002	2001
Net cash provided by operating activities	1,691	1,651
Additions to property and equipment	(523)	(684)
Other investing activities, net	(166)	(359)
Dividends paid on preference shares	(22)	(28)

Free cash flow	980	580

        The improvement in our free cash flow in 2002 compared to 2001 was primarily a result of higher EBITDA and accounts receivable collections, as well as lower capital expenditures and lower levels of acquisition and disposition related reserve activity, which are the principal components of other investing activities. These improvements were partially offset by voluntary cash contributions made in 2002 to two of our defined benefit pension plans and higher tax payments than in 2001.

        Commercial paper program and facilities.    At December 31, 2002, including related currency swaps, $305 million of commercial paper was outstanding compared to $605 million as of December 31, 2001. Our commercial paper program allows us to issue up to Cdn$1,000 million. As of December 31, 2002, we maintained revolving credit facilities in the amount of $1,440 million. In March 2003, we renewed these facilities, resulting in new total facilities of $1,545 million. Of this amount, $390 million terminates in March 2004, $375 million terminates in August 2004, and $780 million terminates in March 2008. These facilities also support our commercial paper program and, therefore, the amount available under our revolving credit facilities is reduced to the extent we have commercial paper outstanding. At December 31, 2002, after deducting outstanding commercial paper and a separately drawn amount of $49 million under the revolving facilities, we have remaining available facilities of $1,086 million. At December 31, 2001, our credit facilities were supplemented by bridge financing facilities in the amount of $1,500 million used to complete our acquisition of certain Harcourt businesses. At December 31, 2001, there were no amounts outstanding under the bridge facilities, which we terminated in January 2002.

        Commitments.    The following table presents a summary of our contractual obligations as of December 31, 2002 for the years indicated:

(millions of US dollars)	2003	2004	2005	2006	2007	Thereafter	Total
Long-term debt[1]	355	382	311	651	576	1,688	3,963
Operating lease payments	200	178	150	118	106	283	1,035
Capital commitments to joint venture	9	4	—	—	—	—	13
Unconditional purchase obligations	113	63	23	10	—	—	209
Capital commitments to investees[2]	15	—	—	—	—	—	15

Total	692	627	484	779	682	1,971	5,235

1
After giving effect to hedging arrangements.

2
Payable upon demand by the investees.

        We have entered into operating leases in the ordinary course of business, primarily for real property and equipment. Payments for these leases are contractual obligations as scheduled per each agreement. With certain leases, we guarantee a portion of the residual value loss, if any, incurred by the lessors in disposing of the assets, or to restore a property to a specified condition after completion of the lease period. We believe, based upon current facts and circumstances, that a material payment pursuant to such guarantees is remote.

        We have various unconditional purchase obligations. These obligations are for materials, supplies and services incident to the ordinary conduct of business.

        We have obligations to pay additional consideration for prior acquisitions, typically based upon performance measures contractually agreed to at the time of purchase. Known payments have been accrued. We do not believe that additional payments would have a material impact on our financial statements. We have a capital commitment to a joint venture totaling a maximum of $13 million, which is payable only upon the attainment of certain operational milestones by the joint venture. Additionally, we have capital commitments to two equity investees totaling $15 million, which are payable upon demand of the investees.

        With certain disposition agreements, we guarantee to the purchaser the recoverability of certain assets or limits on certain liabilities. We believe, based upon current facts and circumstances, that a material payment pursuant to such guarantees is remote. In connection with one disposition, we have guaranteed certain obligations up to a maximum of $24 million. At this time, we estimate that we will be required to pay $7 million of the maximum amount, and we have accrued this estimate within "Other non-current liabilities" in our consolidated balance sheet.

        We guarantee certain obligations of our subsidiaries, including borrowings by our subsidiaries under our revolving credit facilities. These guarantees generally require that we maintain a minimum amount of share capital and retained earnings and that our net debt-to-equity ratio not exceed 2.0:1.

        For the foreseeable future, we expect to generate cash from our operations that is sufficient to fund our future cash dividends, debt service, projected capital expenditures and tactical acquisitions that we pursue in the normal course of business.

Market Risks

        Our consolidated financial statements are expressed in US dollars but a portion of our business is carried on in currencies other than US dollars. Changes in the exchange rates for such currencies into US dollars can affect our revenues, earnings and the value of our assets and liabilities in our consolidated balance sheet, either positively or negatively. Changes in exchange rates between 2001 and 2002 increased our revenues by less than 1%. The translation effects of changes in exchange rates in our consolidated balance sheet are recorded within the cumulative translation adjustment component of our shareholders' equity. For 2002, we decreased our unrealized cumulative translation losses by $167 million, reflecting changes in exchange rates of various currencies compared to the US dollar.

        We use hedging arrangements in the ordinary course of business to reduce our foreign currency and interest rate exposures. In particular, when we borrow money in currencies other than the US dollar, we enter into currency swap arrangements to convert our obligations into US dollars. All such swap arrangements are entered into only with counterparties that are investment-grade financial institutions. At December 31, 2002, 98% of our indebtedness was denominated in US dollars or had been swapped into US dollar obligations. We do not enter into speculative positions through the use of derivatives or any other financial instruments.

        At December 31, 2002, after taking into account interest rate swap agreements, 91% of our total debt was at fixed rates of interest and the remainder was at floating rates of interest. Using these numbers, a 1% change in interest rates would increase or decrease our full-year interest expense by approximately $4 million.

        Set forth below are the US dollar equivalents of our local currency revenues and operating profit. Based on our 2002 results of operations, a 10% change in the average exchange rate for each of these currencies into US dollars would increase or decrease our full year revenues and operating profit by the following amounts:

(millions of US dollars)	Revenues as reported	Impact on revenues	Operating income as reported	Impact on operating income
Currency
US dollar	6,396	—	1,045	—
British pound sterling	627	63	145	15
Euro	193	19	(7)	(1)
Canadian dollar	178	18	25	3
Australian dollar	116	12	4	—
Other	246	24	12	1

Total	7,756	136	1,224	18

        In addition to exposing us to changes in foreign currency exchange rates and interest rates, operating in foreign countries subjects us to certain risks that are inherent in doing business in certain jurisdictions outside North America, including difficulties in penetrating new markets, exposure to varying legal standards in other jurisdictions and potential instability of international economies and governments.

RELATED PARTY TRANSACTIONS

        In September 2002, we sold a parcel of properties located in Toronto, Ontario to Woodbridge for $15 million. In connection with this transaction, we received a report from a financial advisor providing an assessment of market values of those properties. The transaction was recorded based upon the $15 million exchanged in the transaction, and the proceeds were recorded in "Proceeds from disposals of businesses and investments" while the resulting gain of $2 million was included in "Net (losses) gains on disposals of businesses and investments" within our consolidated financial statements for the year ended December 31, 2002. If Woodbridge sells any of the properties for a gain prior to September 30, 2005, we are entitled to receive half of the gain, subject to certain adjustments. If Woodbridge does not recognize any such gains, we are not required to reimburse Woodbridge for any losses. In prior periods, we had maintained a liability of $8 million for certain of the above-noted properties that were to be contributed to Bell Globemedia Inc., or BGM. During August 2002, we entered into an agreement with BGM under which we paid cash to BGM equivalent to the recorded liability in order to relieve us of our obligation to contribute these properties. The properties were then included within the parcel of properties sold to Woodbridge.

        In September 2002, we entered into an agreement with Woodbridge to reduce the cost of our directors and officers' insurance coverage. Under the terms of the agreement, we maintain standard directors and officers' insurance for any amount up to $25 million with a third-party insurance company. A separate third-party insurer is responsible for the next $75 million of coverage. Woodbridge has agreed to indemnify this second insurer. For its agreement to indemnify the insurer, we pay Woodbridge an annual premium of $625,000, which is less than the premium that we would have paid to a third party.

        In June 2002, The Thomson Corporation PLC, a subsidiary of ours, redeemed its Series A ordinary shares held by Woodbridge for an aggregate redemption price of $0.6 million.

        Also in June 2002, we completed a series of transactions to assist Woodbridge in reorganizing its holding of our common shares to achieve certain Canadian tax objectives. Similar transactions were completed at the same time with certain companies affiliated with Woodbridge and a company controlled by one of our directors. We issued an aggregate of 431,503,802 common shares to members of this group of companies, and a wholly-owned subsidiary of our company acquired the same number of common shares from members of this group of companies. Immediately following the acquisition, the wholly-owned subsidiary was wound up into our company and the 431,503,802 common shares it held were cancelled. The total number of our common shares outstanding, as well as its stated capital, was the same before and after this series of transactions. Woodbridge and the other companies have reimbursed us for all costs and expenses arising from, and have agreed to indemnify us, our officers, directors and shareholders against, any liabilities which may arise in connection with the series of transactions. These transactions had no economic effect, did not cause any change to our common shares or result in any other consequence to us or to our other shareholders.

        In May 2002, Woodbridge extended its commitment to reinvest at least 50% of the quarterly dividends received by it and its subsidiaries in newly issued common shares of our company for a further three years, to June 2005.

        In April 2001, we sold Jane's to a subsidiary of Woodbridge for $110 million. Additionally, in September 2001, we sold our 50% interest in Augusta Newsprint Company to Woodbridge for $190 million. In each case, we retained a financial advisor that provided an opinion on the fairness of the transaction to us from a financial point of view.

        In February 2001, a subsidiary of Woodbridge subscribed for $250 million of preferred shares of a subsidiary of our company. Subsequently, in February 2002, the shares were exchanged for a separate preferred share issuance in the same face amount. These new shares pay a fixed annual dividend at 4.5% and are redeemable at the option of either Woodbridge or us beginning February 2006 and annually thereafter.

        In January 2001, we completed a transaction with BCE Inc. and Woodbridge in which we exchanged our interest in The Globe and Mail newspaper and other related assets for a 20% equity interest in BGM. We recently agreed to sell our interest in BGM as described under "Subsequent Events."

        In the normal course of business, a Woodbridge-owned company rents office space from one of our subsidiaries. Additionally, a number of our subsidiaries charge a Woodbridge-owned company administrative fees for various services. In 2002, the total amount charged to Woodbridge for these rentals and services was approximately $2 million.

EMPLOYEE FUTURE BENEFITS

        In September 2002, we contributed $107 million to our principal qualified defined benefit pension plan in the United States. In November 2002, we contributed $35 million to a defined benefit pension plan in the United Kingdom. While neither contribution was required under the applicable funding rules and regulations governing each country, we decided to make the voluntary contributions in light of the steady decline in equity markets, which negatively impacted the assets available to fund the pension obligations. After the contributions, the fair value of plan assets was sufficient to fund the accumulated benefit obligation on the measurement date of each plan.

        The determination of the cost and obligations associated with employee future benefits requires the use of various assumptions, including an expected return on assets and a discount rate to measure obligations. In 2003, we will reduce our assumption of the expected rate of return on assets available to fund pension obligations to reflect the steady decline in equity markets. Similarly in 2003, we will lower our assumed discount rate used to measure obligations because of declining interest rates. These assumption changes had no impact on the 2002 cost of benefits. Management currently estimates that the anticipated change in assumptions will cause the 2003 cost of employee future benefits to increase by approximately $30 million.

SUBSEQUENT EVENTS

        In February 2003, we entered into an agreement to sell our 20% interest in BGM to a company owned by the Thomson family for $279 million. In the event that BGM is subsequently sold to a third party for a gain prior to February 7, 2005, we are entitled to receive half of the gain relative to our former interest, subject to certain adjustments. If no such gains are recognized from a subsequent sale to a third party, we are not required to reimburse the former owner for any losses. Our Board of Directors appointed a committee of independent directors to review the transaction. The committee retained a financial advisor to provide an opinion to us as to the fairness of the transaction to us from a financial point of view. The transaction closed on March 17, 2003.

        We had previously reduced the carrying amount of this investment by $67 million, reflecting our share of a writedown of goodwill recorded by BGM in the fourth quarter of 2002. Upon completion of the sale of our interest, we expect to realize a gain largely offsetting the non-cash writedown. One of our directors is also a director of the parent company of the financial advisor. In connection with the transaction, our Board of Directors declared a special dividend equal to the proceeds received. We paid the special dividend, equal to $0.428 per common share, on March 17, 2003.

        In February 2003, we exercised our right to redeem all of our outstanding Series V Cumulative Redeemable Preference Shares with a redemption date of April 14, 2003. We will redeem the shares at a price of Cdn$25.50 in addition to any accrued and unpaid dividends up to, but not including, the redemption date. Currently, there are 18,000,000 outstanding Series V preference shares.

CRITICAL ACCOUNTING POLICIES

        The preparation of our financial statements requires management to make judgments, estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Our estimates are based on historical experience and on various other assumptions that are believed to be reasonable under the circumstances. The result of our ongoing evaluation of these estimates forms the basis for making judgments about the carrying values of assets and liabilities and the reported amounts of revenues and expenses that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions.

        Our critical accounting policies are those that we believe are the most important in portraying our financial condition and results, and require the most subjective judgment and estimates on the part of management. A summary of our significant accounting policies, including the critical accounting policies discussed below, is set forth in note 1 to our consolidated financial statements.

Revenue Recognition

        Revenues from subscription-based products, excluding software, generally are recognized ratably over the term of the subscription. Where applicable, we recognize usage fees as earned. Subscription payments received or receivable in advance of delivery of our products or services are included in our deferred revenue account on our consolidated balance sheet. As we deliver subscription-based products and services to subscribers, we recognize the proportionate share of deferred revenue in our consolidated statement of earnings and our deferred revenue account balance is reduced. Incremental costs that are directly related to the subscription revenue are deferred and amortized over the subscription period.

        Revenues from sales of products such as textbooks, that are separate and distinct from any other product and carry no further substantive performance obligations on our part after shipment, are recognized when delivery has occurred and significant risks and rewards of ownership have transferred to the customer, provided that the price is fixed or determinable and ultimate collection is reasonably assured. We recognize revenues from sales of discrete products net of estimated returns. Significant judgment is involved in estimating future returns. Estimates are made after taking into account historical experience and current market conditions. If future returns differ from our estimates, the impact would be recorded against future revenues and profits.

        For all accounts receivable, we must make a judgment regarding the ability of our customers to pay and, accordingly, we establish an allowance for estimated losses arising from non-payment. We consider customer creditworthiness, current economic trends and our past experience when evaluating the adequacy of this allowance. If future collections differ from our estimates, our future earnings would be affected.

Capitalized Software

        A significant portion of our expenditures relates to software that is developed as part of our electronic databases, delivery systems and internal infrastructures, and, to a lesser extent, software sold directly to our customers. During the software development process, our judgment is required to determine which costs may be capitalized, as well as the expected period of benefit over which capitalized costs should be amortized. Due to rapidly changing technology and the uncertainty of the software development process itself, our future results could be affected if our current assessment of our various projects differs from actual performance.

Valuation of Identifiable Intangible Assets and Goodwill

        We account for our business acquisitions using the purchase method of accounting. We allocate the total cost of an acquisition to the underlying net assets based on their respective estimated fair values. As part of this allocation process, we must identify and attribute values and estimated lives to the intangible assets acquired. These determinations involve considerable judgment and often involve the use of significant estimates and assumptions, including those with respect to future cash inflows and outflows, discount rates and asset lives. These determinations will affect the amount of amortization expense recognized in future periods.

        We review the carrying values of identifiable intangible assets with defined lives whenever events or changes in circumstances arise that indicate that their carrying amounts may not be recoverable. Examples of such events or changes in circumstances include: significant negative industry or economic trends, significant changes in the manner of our use of the acquired assets or our strategy, a significant decrease in the market value of the asset, and a significant change in legal factors or in the business climate that could affect the value of the asset.

        Prior to January 1, 2002, we performed impairment tests on goodwill and intangible assets with indefinite useful lives by comparing the undiscounted amount of expected future operating cash flows with the carrying amounts of such assets. Expected future cash flows were based upon our best estimates given the facts and circumstances at that time. Impairments in the carrying amounts of identifiable intangible assets and goodwill were expensed.

        Effective January 1, 2002, we adopted the provisions of the Canadian Institute of Chartered Accountants, or CICA, Handbook Section 3062, Goodwill and Other Intangible Assets. Accordingly, since that date we have tested the recoverability of identifiable intangible assets with indefinite useful lives by comparing carrying amounts to their fair values at least annually or when the conditions referred to above arise. The determination of fair value involves significant management judgment. Impairments in the carrying amounts of identifiable intangible assets with indefinite useful lives and goodwill will be expensed.

        CICA Handbook Section 3062 requires that goodwill be tested for impairment on a "reporting unit" level. A reporting unit is a group of businesses: (a) for which discrete financial information is available; and (b) that have similar economic characteristics. In accordance with CICA Handbook Section 3062, we test goodwill for impairment using a two-step approach.

  •
  In the first step, we determine the fair value of each reporting unit. If the fair value of a reporting unit is less than its carrying value, this is an indicator that the goodwill assigned to that reporting unit might be impaired, which requires performance of the second step.

  •
  In the second step, we allocate the fair value of the reporting unit to the assets and liabilities of the reporting unit as if it had just been acquired in a business combination, and as if the purchase price was equivalent to the fair value of the reporting unit. The excess of the fair value of the reporting unit over the amounts assigned to its assets and liabilities is referred to as the implied fair value of goodwill. We then compare that implied fair value of the reporting unit's goodwill to the carrying value of that goodwill. If the implied fair value is less than the carrying value, we recognize an impairment loss for that excess.

        We test goodwill for impairment on an annual basis, or more often if an event or condition arises that would more likely than not reduce the fair value of a reporting unit below its carrying amount, or when we dispose of a portion of a reporting unit.

        In connection with the initial adoption of the new accounting standard, we performed a transitional impairment test of the carrying amounts of identifiable intangible assets with indefinite useful lives and goodwill. In 2002, we recognized a transitional impairment of $183 million after tax which, in conformity with the standard, was treated as a change in accounting principle and charged directly to opening retained earnings in our consolidated balance sheet for the year ended December 31, 2002.

        As the valuation of identifiable intangible assets and goodwill requires significant estimates and judgment about future performance and fair values, our future results could be affected if our current estimates of future performance and fair values change.

Investments

        We use the equity method of accounting to account for investments in businesses over which we have the ability to exercise significant influence. Under the equity method, we initially record investments at cost and subsequently adjust the carrying amounts to reflect our share of net earnings or losses of the investee companies. We reduce the carrying amounts for dividends received. We use the cost method of accounting to account for investments in businesses over which we do not have the ability to exercise significant influence.

        To determine whether or not we have significant influence, we consider the percentage of the investment we own, whether we have representation on the board of the investee, our voting rights, as well as any other influential relationships which may exist with respect to the investee.

        We regularly review the fair value of investments to determine if an impairment that is other than temporary has occurred. Because many of the entities in which we invest are not publicly traded, the determination of fair value requires us to make estimates. To the extent that our estimates differ from actual fair value, any required change to the carrying amounts of our investments will affect future reporting periods.

Income Taxes

        We are required to estimate our income taxes in each of the jurisdictions in which we operate. This includes estimating a value for our existing net operating losses based on our assessment of our ability to utilize them against future taxable income before they expire. Our assessment is based upon existing tax laws and estimates of future taxable income. If our assessment of our ability to use our net operating losses proves inaccurate in the future, we might be required to recognize more or less of the net operating losses as assets, which would decrease or increase our income tax expense in the relevant year. This would affect our earnings in that year.

Employee Future Benefits

        The determination of the cost and obligations associated with our employee future benefits requires the use of various assumptions. We must select assumptions such as the expected return on assets available to fund pension obligations, the discount rate to measure obligations, the projected age of employees upon retirement, the expected rate of future compensation and the expected healthcare cost trend rate. These assumptions are reevaluated each year, and variations between the actual results and the results based on our assumptions for any period will affect reported amounts in future periods. We retain an independent actuarial expert to prepare the calculations and to advise on the selection of assumptions.

NEW ACCOUNTING PRONOUNCEMENTS

        The Accounting Standards Board and the Emerging Issues Committee, or EIC, of the CICA have recently issued several accounting standards that are applicable to our activities.

        Effective for the year ended December 31, 2002:

  •
  CICA Handbook Section 1650, Foreign Currency Translation;

  •
  CICA Handbook Section 3062, Goodwill and Other Intangible Assets;

  •
  CICA Handbook Section 3870, Stock-Based Compensation and Other Stock-Based Payments;

  •
  CICA Handbook Section 3063, Impairment of Long-Lived Assets; and

  •
  EIC Abstract 123, Reporting Revenue Gross as a Principal versus Net as an Agent

        Effective in future periods:

  •
  CICA Handbook Section 3475, Disposal of Long-Lived Assets and Discontinued Operations;

  •
  Accounting Guideline AcG-13, Hedging Relationships;

  •
  EIC Abstract 128, Accounting for Trading, Speculative or Non-Hedging Derivative Financial Instruments;

  •
  EIC Draft Abstract D-25, Accounting for Severance and Termination Benefits; and

  •
  EIC Draft Abstract D-26, Accounting for Costs Associated with Exit and Disposal Activities (Including Costs Incurred in a Restructuring).

        An overview of each of these standards follows:

        CICA Handbook Section 1650, Foreign Currency Translation. Amended Handbook Section 1650 eliminates the deferral and amortization of unrealized translation gains and losses on long-term monetary items. The adoption of amended Handbook Section 1650 did not have a material effect on our financial position or results of operations.

        CICA Handbook Section 3062, Goodwill and Other Intangible Assets. This Handbook Section requires that goodwill and identifiable intangible assets with indefinite lives no longer be amortized. Instead, those assets are subject to impairment tests at least annually, or more frequently if events or changes in circumstances indicate that the asset in question might be impaired. We have completed our initial impairment review and have recognized transitional impairment charges of $183 million, after tax, for the year ended December 31, 2002. In accordance with the requirements of the new Handbook Section, the transitional impairment charge was recorded to the opening balance of retained earnings in our consolidated balance sheet.

        CICA Handbook Section 3870, Stock-Based Compensation and Other Stock-Based Payments. This Handbook Section requires that if an entity does not use the fair value-based method of accounting for non-direct stock-based transactions with employees, the entity must disclose pro forma net income and earnings per share as if the fair value-based method had been used. Additionally, the section provides specific rules for accounting for stock appreciation rights and stock-based payments to employees as well as non-employees. We have historically accounted for our stock appreciation rights and other stock-based payments as outlined in the provisions of Handbook Section 3870. As such, this standard did not change our method of accounting, nor did it have any impact on our financial position or results of operations. We do not currently use the fair value-based method and, therefore, have disclosed the required pro forma information in the notes to the accompanying financial statements. Beginning with the first quarter of 2003, we will charge to earnings the fair value of all the stock options we have issued, with restatement of prior periods.

        CICA Handbook Section 3063, Impairment of Long-Lived Assets. Effective for fiscal years beginning on or after April 1, 2003, with earlier adoption encouraged. This standard harmonizes Canadian GAAP for impairment of long-lived assets with US GAAP. We have adopted the provisions of Handbook Section 3063 for the year ended December 31, 2002. The adoption of Section 3063 did not have a material effect on our financial position or results of operations. The key aspects of Handbook Section 3063, issued in December 2002, are as follows:

  •
  a long-lived asset is impaired when its carrying amount exceeds its fair value;

  •
  an impairment loss shall only be recognized when the long-lived asset's carrying amount is not recoverable and exceeds its fair value;

  •
  an impairment loss shall be measured as the amount by which the carrying amount of the long-lived asset exceeds its fair value; and

  •
  various disclosures related to impaired assets are required.

        EIC Abstract 123, Reporting Revenue Gross as a Principal versus Net as an Agent. In December 2001, the EIC issued EIC Abstract 123, which essentially harmonized Canadian GAAP on this issue with US GAAP. The consensus in EIC Abstract 123 was effective for fiscal years beginning after December 6, 2001. The consensus states that whether an enterprise should recognize revenue based on the gross amount billed to a customer or the net amount retained is a matter of judgment that depends on relevant facts and circumstances. The consensus provides a list of factors that should be considered in making the evaluation. We have applied the consensus in EIC Abstract 123 for the year ended December 31, 2002, with no material impact to our statement of earnings presentation.

        CICA Handbook Section 3475, Disposal of Long-Lived Assets and Discontinued Operations. Effective for disposal activities initiated by a commitment to a plan on or after May 1, 2003, with earlier adoption encouraged. This Handbook Section was issued in December 2002 with the purpose of harmonizing Canadian GAAP with US GAAP. The key aspects of Handbook Section 3475 are as follows:

  •
  a long-lived asset to be disposed of other than by sale should continue to be classified as held and used until it is disposed of;

  •
  a long-lived asset can only be classified as held for sale if certain criteria are met;

  •
  an asset classified as held for sale should be measured at the lower of its carrying amount or fair value less costs to sell;

  •
  a loss recognized on classification of an asset as held for sale does not include future operating losses;

  •
  discontinued operations are defined more broadly than previously. They comprise dispositions where the operations and cash flows can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the enterprise;

  •
  the income statement display of discontinued operations is unchanged from previous display; and

  •
  various disclosures related to the disposal of long-lived assets is required.

        We expect that Handbook Section 3475 will have an impact only upon the presentation of the financial statements.

        Accounting Guideline AcG-13, Hedging Relationships. Effective for hedging relationships in effect in fiscal years beginning on or after July 1, 2003. This Guideline was issued by the CICA in 2001 and addresses the identification, designation, documentation and effectiveness of hedging relationships. It establishes conditions for applying hedge accounting.

        EIC Abstract 128, Accounting for Trading, Speculative or Non-Hedging Derivative Financial Instruments. Effective for periods after the adoption of AcG-13. Issued in June 2002, the consensus reached in EIC Abstract 128 must be applied in all financial statements prepared for fiscal periods beginning on or after the date of implementation of AcG-13. The consensus requires that, with certain exceptions, a freestanding derivative financial instrument that gives rise to a financial asset or financial liability and is entered into for trading or speculative purposes, or that does not qualify for hedge accounting under AcG-13, should be recognized in the balance sheet and measured at fair value, with changes in fair value recognized in income.

        We are in the process of assessing the impact of AcG-13 and EIC Abstract 128, the final outcome of which will reflect the financial instruments in place at the date of adoption.

        EIC Draft Abstract D-25, Accounting for Severance and Termination Benefits. In January 2003, the EIC issued Draft Abstract D-25, which addresses the various types of severance and termination benefits related to the termination of an employee's services prior to normal retirement. Although issued as a draft, the accounting treatment must be applied prospectively to exit or disposal activities initiated after December 31, 2002. When finalized, the Draft Abstract will harmonize Canadian GAAP on this issue with US GAAP.

        EIC Draft Abstract D-26, Accounting for Costs Associated with Exit and Disposal Activities (Including Costs Incurred in a Restructuring). Also in January 2003, the EIC issued Draft Abstract D-26, which addresses the accounting for costs associated with exit or disposal activities, including costs incurred in a restructuring. When finalized, the Draft Abstract will harmonize Canadian GAAP on this issue with US GAAP. The Draft Abstract addresses costs including, but not limited to:

  •
  termination benefits provided to current employees whose employment is involuntarily terminated under the terms of a benefit arrangement that, in substance, is not an ongoing benefit arrangement or an individual deferred compensation contract;

  •
  costs to terminate contracts other than capital leases; and

  •
  costs to consolidate facilities or relocate employees.

        The Draft Abstract requires that a liability for a cost associated with an exit activity or disposal activity be recognized and measured initially at fair value in the period in which the liability is incurred. The new guidance differs from previously existing GAAP in that, under previous GAAP, an entity could accrue for costs associated with exit or disposal activities when management had a formal plan in place and the costs could be reasonably estimated. The new GAAP will defer recognition of those liabilities until the costs have been incurred.

        The Draft Abstract is effective for all exit or disposal activities initiated after December 31, 2002.

QUARTERLY INFORMATION (UNAUDITED)

        The following table presents a summary of our segments and consolidated operating results for each of the eight quarters ended March 31, 2001 through December 31, 2002.

        The following table includes measurements for EBITDA and adjusted operating profit which do not have any standardized meaning prescribed by Canadian GAAP. These measurements are used by management to evaluate performance. A further discussion of these performance measures and a reconciliation of them to our income statement are included in Note 24 to the consolidated financial statements.

	Quarter ended March 31		Quarter ended June 30		Quarter ended September 30		Quarter ended December 31
(millions of US dollars)	2002	2001	2002	2001	2002	2001	2002	2001
Revenues
Legal & Regulatory	665	623	733	688	729	695	834	838
Learning	397	241	451	312	765	676	677	622
Financial	392	400	389	403	382	390	380	392
Scientific & Healthcare	168	156	182	160	178	158	252	218
Corporate and other[1]	43	49	56	64	45	49	57	60
Eliminations	(9)	(9)	(11)	(7)	(6)	(9)	(13)	(7)

	1,656	1,460	1,800	1,620	2,093	1,959	2,187	2,123
Disposals[2]	6	37	9	15	2	18	3	5

	1,662	1,497	1,809	1,635	2,095	1,977	2,190	2,128

EBITDA[3]
Legal & Regulatory	138	128	226	207	233	213	331	312
Learning	(12)	(10)	55	46	263	205	214	165
Financial	97	91	101	98	100	99	120	113
Scientific & Healthcare	33	27	38	34	38	34	97	79
Corporate and other[1]	(26)	(10)	2	(2)	4	(5)	10	(35)

	230	226	422	383	638	546	772	634
Disposals[2]	(2)	1	1	2	(1)	(1)	—	(5)

	228	227	423	385	637	545	772	629

Adjusted operating profit (loss)[3]
Legal & Regulatory	99	91	186	171	195	177	289	274
Learning	(41)	(35)	23	16	207	150	165	133
Financial	57	54	60	62	55	61	77	75
Scientific & Healthcare	26	21	32	28	31	29	90	72
Corporate and other[1]	(31)	(12)	(2)	(5)	—	(7)	4	(36)

	110	119	299	272	488	410	625	518
Disposals[2]	(1)	(2)	(1)	2	(3)	(1)	1	(8)

	109	117	298	274	485	409	626	510

        The following table includes measurements for adjusted earnings and earnings per common share which do not have any standardized meaning prescribed by Canadian GAAP. These measurements are used by management to evaluate performance. A further discussion of these performance measures and a reconciliation of them to our income statement are included in this management's discussion and analysis.

	Quarter ended March 31		Quarter ended June 30		Quarter ended September 30		Quarter ended December 31
(millions of US dollars, except per common share amounts)
	2002	2001	2002	2001	2002	2001	2002	2001
Earnings (loss) attributable to common shares
From continuing operations	(34)	151	91	110	256	147	274	249
From discontinued operations	—	16	—	7	—	64	9	5

	(34)	167	91	117	256	211	283	254
Basic earnings (loss) per common share[4]
From continuing operations	$(0.05)	$0.24	$0.14	$0.18	$0.39	$0.23	$0.42	$0.40
From discontinued operations	—	$0.03	—	$0.01	—	$0.11	$0.02	—

	$(0.05)	$0.27	$0.14	$0.19	$0.39	$0.34	$0.44	$0.40
Diluted earnings (loss) per common share[4]
From continuing operations	$(0.05)	$0.24	$0.14	$0.18	$0.39	$0.23	$0.42	$0.40
From discontinued operations	—	$0.03	—	$0.01	—	$0.11	$0.02	—

	$(0.05)	$0.27	$0.14	$0.19	$0.39	$0.34	$0.44	$0.40
Supplemental information
Earnings from continuing operations as above	(34)	151	91	110	256	147	274	249
Adjust: one-time items, net of tax, resulting from net (gains) losses on disposals of businesses and investments, restructuring charges, proportionate share of goodwill impairment recognized by equity-method investee and effect of new accounting standard[5]	2	(144)	3	25	3	54	99	53

Adjusted earnings from continuing operations	(32)	7	94	135	259	201	373	302
Adjusted basic and diluted earnings per common share from continuing operations	$(0.05)	$0.01	$0.15	$0.22	$0.40	$0.32	$0.57	$0.48

1
Corporate and other includes the results of Thomson Media, a non-reportable segment, as well as corporate costs and costs associated with our stock appreciation rights.

2
Disposals include the results of businesses sold or held for sale.

3
Before amortization and restructuring costs.

4
Per common share amounts for the quarter are computed independently and, due to the computation formula, the sum of the quarters may not equal the year-to-date period.

5
Represents the reduction of amortization of identifiable intangible assets and goodwill as if the new accounting rules were in effect in 2001.

OUTLOOK

        Our financial targets over the long term remain the achievement of average annual revenue growth between 7% and 9%, the expansion of EBITDA margins and the improvement of our free cash flow generation. Early indications suggest that continued economic softness and market uncertainty will continue in 2003. In this environment we do not expect to achieve our long-term revenue growth targets in 2003. However, we anticipate that our overall revenues will continue to grow despite softness in some areas. EBITDA margins are expected to continue to expand and we will maintain our focus on driving free cash flow in 2003.

        Certain information in this management's discussion and analysis, particularly under the heading "Outlook," are forward-looking statements that are not historical facts but reflect our current expectations regarding future results. These forward-looking statements are subject to a number of risks and uncertainties that could cause actual results or events to differ materially from current expectations. Some of the factors that could cause actual results or events to differ materially from current expectations are: actions of our competitors; failure of our significant investments in technology to increase our revenues or decrease our operating costs; failure to fully derive anticipated benefits from our acquisitions; failure to develop additional products and services to meet our customers' needs, attract new customers or expand into new geographic markets; failure to meet the special challenges involved in expansion of our operations outside North America; failure to recruit and retain high quality management and key employees; consolidation of our customers; increased self-sufficiency of our customers; increased accessibility to free or relatively inexpensive information sources; failure to maintain the availability of information obtained through licensing arrangements and changes in the terms of our licensing arrangements; changes in the general economy; inadequate protection of our intellectual property rights; an increase in our effective income tax rate; impairment of goodwill and identifiable intangible assets; and failures or disruptions of our electronic delivery systems or the Internet. Additional factors are discussed in our materials filed with the securities regulatory authorities in Canada and the United States from time to time. We disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Management Report

        The management of The Thomson Corporation is responsible for the accompanying consolidated financial statements and other information included in the annual report. The financial statements have been prepared in conformity with Canadian generally accepted accounting principles using the best estimates and judgments of management, where appropriate. Information presented elsewhere in this annual report is consistent with that in the financial statements.

        Management is also responsible for a system of internal control which is designed to provide reasonable assurance that assets are safeguarded, liabilities are recognized and that the accounting systems provide timely and accurate financial reports.

        The Board of Directors is responsible for ensuring that management fulfills its responsibilities in respect of financial reporting and internal control. The Audit Committee of the Board of Directors meets periodically with management and the Corporation's independent auditors to discuss auditing matters and financial reporting issues. In addition, the Audit Committee recommends to the Board of Directors the approval of the interim and annual consolidated financial statements and the annual appointment of the independent auditors.

Richard J. Harrington President & Chief Executive Officer	Robert D. Daleo Executive Vice President & Chief Financial Officer

February 26, 2003

Auditor's Report

To the shareholders of The Thomson Corporation:

        We have audited the consolidated balance sheet of The Thomson Corporation (the Corporation) as at December 31, 2002 and 2001 and the consolidated statement of earnings and retained earnings and of cash flow for each of the years in the two year period ended December 31, 2002. These consolidated financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

        In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Corporation as at December 31, 2002 and 2001 and the results of its operations and its cash flows for each of the years in the two year period ended December 31, 2002 in accordance with Canadian generally accepted accounting principles.

PricewaterhouseCoopers LLP Chartered Accountants, Toronto, Canada

February 26, 2003

The Thomson Corporation
Consolidated Statement of Earnings and Retained Earnings

	Year ended December 31
(millions of US dollars, except per common share amounts)
	2002	2001
Revenues	7,756	7,237
Cost of sales, selling, marketing, general and administrative expenses	(5,696)	(5,451)
Depreciation (note 8)	(542)	(476)
Amortization (notes 2, 9 and 10)	(288)	(444)
Restructuring charges (note 17)	(6)	(30)

Operating profit	1,224	836
Net (losses) gains on disposals of businesses and investments (notes 12 and 18)	(34)	302
Net interest expense and other financing costs (note 3)	(291)	(236)
Income taxes (note 4)	(192)	(168)
Equity in net losses of associates, net of tax (note 12)	(101)	(50)

Earnings from continuing operations	606	684
Earnings from discontinued operations (note 23)	9	92
Net earnings	615	776
Dividends declared on preference shares (note 13)	(19)	(27)

Earnings attributable to common shares	596	749
Retained earnings at beginning of year	6,253	5,943
Effect of adoption of accounting standard, net of tax (note 2)	(183)	—
Dividends declared on common shares (note 14)	(451)	(439)

Retained earnings at end of year	6,215	6,253

Basic and diluted earnings per common share (note 5):
From continuing operations	$0.92	$1.05
From discontinued operations	0.01	0.14
Basic and diluted earnings per common share	$0.93	$1.19

The related notes form an integral part of these consolidated financial statements.

The Thomson Corporation
Consolidated Balance Sheet

	December 31
(millions of US dollars)
	2002	2001
Assets
Cash and cash equivalents	709	532
Accounts receivable, net of allowances of $372 million (2001 — $381 million) (note 6)	1,534	1,700
Inventories (note 7)	287	256
Prepaid expenses and other current assets	274	275
Deferred income taxes (note 4)	215	248

Current assets	3,019	3,011
Property and equipment (note 8)	1,548	1,552
Identifiable intangible assets (notes 2 and 9)	4,713	4,921
Goodwill (notes 2 and 10)	8,076	7,903
Other non-current assets	1,186	1,263

Total assets	18,542	18,650

Liabilities and shareholders' equity
Liabilities
Short-term indebtedness (note 12)	316	620
Accounts payable and accruals	1,641	1,888
Deferred revenue	927	882
Current portion of long-term debt (note 12)	318	473

Current liabilities	3,202	3,863
Long-term debt (note 12)	3,487	3,651
Other non-current liabilities	1,131	1,229
Deferred income taxes (note 4)	1,768	1,687

Total liabilities	9,588	10,430

Shareholders' equity
Share capital (notes 13 and 14)	2,803	2,198
Cumulative translation adjustment (note 19)	(64)	(231)
Retained earnings	6,215	6,253

Total shareholders' equity	8,954	8,220

Total liabilities and shareholders' equity	18,542	18,650

The related notes form an integral part of these consolidated financial statements.

Approved by the Board

David K.R. Thomson Director	Richard J. Harrington Director

The Thomson Corporation
Consolidated Statement of Cash Flow

	Year ended December 31
(millions of US dollars)
	2002	2001
Cash provided by (used in):
Operating activities
Earnings from continuing operations	606	684
Add back (deduct) items not involving cash:
Amortization of development costs and capitalized software	46	104
Depreciation (note 8)	542	476
Amortization (notes 2, 9 and 10)	288	444
Net losses (gains) on disposals of businesses and investments (notes 12 and 18)	34	(302)
Deferred income taxes (note 4)	101	75
Equity in net losses of associates, net of tax (note 12)	101	50
Other, net	46	34
Voluntary pension contributions	(142)	—
Changes in working capital and other items (note 21)	69	79
Cash provided by operating activities — discontinued operations (note 23)	—	7

Net cash provided by operating activities	1,691	1,651

Investing activities
Acquisitions of businesses and investments, less cash therein of $15 million (2001 — $45 million) (note 18)	(272)	(2,419)
Proceeds from disposals of businesses and investments (note 18)	51	209
Additions to property and equipment, less proceeds from disposals of $8 million (2001 — $16 million)	(523)	(684)
Other investing activities	(166)	(359)
Proceeds from disposal of newspaper businesses, net of tax (note 23)	—	239
Cash used in investing activities — discontinued operations (note 23)	—	(1)

Net cash used in investing activities	(910)	(3,015)

Financing activities
Proceeds from debt	400	2,054
Repayments of debt	(540)	(281)
Net (repayments) borrowings of short-term loan facilities	(604)	116
Proceeds from issuance of common shares (note 14)	437	—
Dividends paid on preference shares (note 13)	(22)	(28)
Dividends paid on common shares (note 14)	(283)	(279)
Other financing activities, net	(2)	(19)

Net cash (used in) provided by financing activities	(614)	1,563

	167	199
Translation adjustments	10	(4)

Increase in cash and cash equivalents	177	195
Cash and cash equivalents at beginning of year	532	337

Cash and cash equivalents at end of year	709	532

Supplemental cash flow information is provided in notes 3, 18, 21 and 22.
The related notes form an integral part of these consolidated financial statements.

The Thomson Corporation
Segmented Information

        Thomson is a global provider of integrated information solutions for business and professional customers. Thomson operates in four reportable market segments worldwide.

        The following tables include measurements for EBITDA and adjusted operating profit which do not have any standardized meaning prescribed by Canadian generally accepted accounting principles. These measurements are used by management to evaluate performance. A further discussion of these performance measures and a reconciliation of them to our income statement are included in Note 24.

Business Segments — 2002

(millions of US dollars)	Revenue	EBITDA[2]	Adjusted operating profit[3]	Additions to capital assets[4]	Total assets
Legal & Regulatory	2,962	928	769	238	7,195
Learning	2,290	520	354	230	5,328
Financial	1,554	414	244	129	3,022
Scientific & Healthcare	784	208	180	221	1,023
Corporate and other[1]	205	(10)	(29)	9	1,974
Eliminations	(39)	—	—	—	—

Total	7,756	2,060	1,518	827	18,542

Business Segments — 2001

(millions of US dollars)	Revenue	EBITDA[2]	Adjusted operating profit[3]	Additions to capital assets[4]	Total assets
Legal & Regulatory	2,847	860	713	592	7,335
Learning	1,852	402	260	2,368	5,335
Financial	1,637	400	246	353	3,302
Scientific & Healthcare	707	176	151	76	893
Corporate and other[1]	226	(52)	(60)	21	1,785
Eliminations	(32)	—	—	—	—

Total	7,237	1,786	1,310	3,410	18,650

1
Corporate and other includes the results of Thomson Media, a non-reportable segment, as well as corporate costs and costs associated with the Company's stock appreciation rights. Thomson Media's results include revenues of $205 million (2001 — $226 million), earnings before interest, taxes, depreciation, amortization and restructuring charges of $30 million (2001 — $12 million) and operating profit before amortization and restructuring charges of $23 million (2001 — $4 million). In addition to Thomson Media assets of $294 million (2001 — $277 million), Corporate and other assets include primarily cash, investments and overfunded pension assets.

2
Earnings before interest, taxes, depreciation, amortization and restructuring charges. See Note 24.

3
Adjusted operating profit excludes amortization and restructuring charges. See Note 24.

4
Capital assets include property and equipment, identifiable intangible assets and goodwill.

The related notes form an integral part of these consolidated financial statements.

The Thomson Corporation
Segmented Information
(by country of origin)

Geographic Segments — 2002

(millions of US dollars)	Revenue	EBITDA[1]	Adjusted operating profit[2]	Capital assets[3]	Total assets
United States	6,358	1,762	1,299	11,917	14,852
Europe	1,029	228	174	2,002	2,812
Asia-Pacific	271	31	18	167	287
Canada	180	38	30	144	417
Other countries	77	1	(3)	107	174
Eliminations	(159)	—	—	—	—

Total	7,756	2,060	1,518	14,337	18,542

Geographic Segments — 2001

(millions of US dollars)	Revenue	EBITDA[1]	Adjusted operating profit[2]	Capital assets[3]	Total assets
United States	5,943	1,570	1,161	12,315	15,453
Europe	902	161	118	1,587	2,049
Asia-Pacific	225	17	5	157	302
Canada	153	21	14	139	587
Other countries	105	17	12	178	259
Eliminations	(91)	—	—	—	—

Total	7,237	1,786	1,310	14,376	18,650

1
Earnings before interest, taxes, depreciation, amortization and restructuring charges. See Note 24.

2
Adjusted operating profit excludes amortization and restructuring charges. See Note 24.

3
Capital assets include property and equipment, identifiable intangible assets and goodwill.

The related notes form an integral part of these consolidated financial statements.

The Thomson Corporation
Notes to Consolidated Financial Statements
(unless otherwise stated, all amounts are in millions of US dollars)

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

        The consolidated financial statements of The Thomson Corporation ("Thomson" or the "Company") include all controlled companies and its proportionate share in joint venture interests, and are prepared in accordance with accounting principles generally accepted in Canada. All intercompany transactions and balances are eliminated on consolidation.

Accounting Estimates

        The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

Foreign Currency

        Assets and liabilities of self-sustaining subsidiaries denominated in currencies other than US dollars are translated at the period end rates of exchange, and the results of their operations are translated at average rates of exchange for the period. The resulting translation adjustments are accumulated in a separate component of shareholders' included in earnings.

Revenue Recognition

Discrete Products

        Revenues from sales of discrete products (defined as products that are separate and distinct from any other product and carry no further substantive performance obligations on the part of the Company after shipment) are recognized when delivery has occurred and significant risks and rewards of ownership have transferred to the customer, provided that the price is fixed or determinable and ultimate collection is reasonably assured. Revenues from sales of these products are recognized net of estimated returns.

Subscription-based Products (excluding software)

        Revenues from sales of subscription-based products are primarily recognized ratably over the term of the subscription. Where applicable, usage fees above a base period fee are recognized as earned. Subscription revenue received or receivable in advance of the delivery of services or publications is included in deferred revenue. Incremental costs that are directly related to the subscription revenue are deferred and amortized over the subscription period.

Software-related Products and Services

        Revenues from software-related products are recognized when the following four criteria are met:

  •
  persuasive evidence of an arrangement exists;

  •
  installation (where required) and delivery have occurred;

  •
  the fee is fixed or determinable; and

  •
  collectibility is probable.

        If the above criteria are met, the license fee generally is recognized ratably on a straight-line basis over the license period. Alternatively, if there is no associated licensing period, nor future obligations, revenues are recognized in accordance with the recognition policies described under "Discrete Products" above.

        Certain contracts specify separate fees for software and ongoing fees for maintenance and other support. If sufficient vendor specific objective evidence of the fair value of each element of the arrangement exists, the elements of the contract are unbundled and the revenue for each element is recognized as appropriate.

Other Service Contracts

        For a majority of service or consulting arrangements, revenues are recognized as services are performed based on output measures, or if no discernable pattern of revenue recognition exists, the straight-line method is utilized.

Employee Future Benefits

        Net periodic pension expense for employee future benefits is actuarially determined using the projected benefit method. Determination of benefit expense requires assumptions such as the expected return on assets available to fund pension obligations, the discount rate to measure obligations, the projected age of employees upon retirement, the expected rate of future compensation and the expected healthcare cost trend rate. For the purpose of calculating expected return on plan assets, the assets are valued at fair market value. Actual results will differ from results which are estimated based on assumptions. When the cumulative difference between actual and estimated results exceeds 10% of the greater of the benefit obligation and the fair value of the plan assets, such difference is amortized into earnings over the average remaining service period of active employees. Past service costs arising from plan amendments are amortized on a straight-line basis over the average remaining service period of active employees at the date of the amendment.

Cash and Cash Equivalents

        Cash and cash equivalents comprise cash on hand, demand deposits and investments with an original maturity at the date of purchase of three months or less.

Inventories

        Inventories are valued at the lower of cost and net realizable value. Cost is determined using either the average cost or first-in, first-out method.

Capitalized Software

        Certain costs incurred in connection with the development of software to be used internally are capitalized once certain criteria specified in generally accepted accounting principles are met. The capitalized amounts, net of accumulated amortization, are included in "Property and equipment" in the consolidated balance sheet. The amortization expense is included within "Depreciation" in the consolidated statement of earnings and retained earnings.

        In connection with the development of software that is intended to be marketed to customers, certain costs are capitalized once technological feasibility of the product is established and a market for the product has been identified. The capitalized amounts, net of accumulated amortization, are included in "Other non-current assets" in the consolidated balance sheet. The capitalized amounts are amortized over the expected period of benefit, not to exceed three years, and such amortization expense is included within "Cost of sales, selling, marketing, general and administrative expenses" in the consolidated statement of earnings and retained earnings.

Property and Equipment

        Property and equipment are recorded at cost and depreciated on a straight-line basis over their estimated useful lives as follows:

Buildings and building improvements	5-40 years
Furniture, fixtures and equipment	3-10 years
Computer hardware	3-5 years
Internal-use computer software	3-10 years

Long-lived Assets

        Long-lived assets with finite lives are tested for impairment when events or changes in circumstances indicate that their carrying amounts may not be recoverable based on expected future operating cash flows associated with the assets. Impairment of the carrying amount of a long-lived asset is recognized when the carrying amount is not recoverable and exceeds the fair value. Any impairment loss recognized is equal to the excess of the fair value over the carrying amount.

Identifiable Intangible Assets and Goodwill

        Upon acquisition, identifiable intangible assets are recorded at fair value and, if deemed to have a finite life, are subsequently amortized over their estimated useful lives. A summary of those useful lives by category follows.

Tradenames	2-29 years
Customer relationships	1-40 years
Databases and content	2-29 years
Publishing rights	4-34 years
Other	2-29 years

        Goodwill represents the excess of the cost of the acquired businesses over values attributed to underlying net tangible assets and identifiable intangible assets.

        In accordance with Canadian Institute of Chartered Accountants ("CICA") Handbook Section 3062, Goodwill and Other Intangible Assets, identifiable intangible assets with indefinite lives and goodwill are no longer amortized. Through December 31, 2001, as part of the transition to this new standard, such assets related to business combinations consummated before July 1, 2001 continued to be amortized over periods not exceeding 40 years, while those consummated after June 30, 2001 were not. Pro forma disclosure presenting the effect of Handbook Section 3062 as if it had been applied effective January 1, 2001 is set forth in Note 2.

        The carrying values of identifiable intangible assets with indefinite lives and goodwill are reviewed at least annually to assess impairment. The carrying values of all intangible assets, including those with finite lives, are also reviewed for impairment whenever events or changes in circumstances arise that indicate their carrying amounts may not be recoverable. Impairment is determined by comparing the fair values of such assets with their carrying amounts.

Development Costs

        Development costs which meet certain criteria specified in generally accepted accounting principles, including reasonable assurance regarding future benefits, are capitalized and amortized over the anticipated period of benefit, not to exceed three years. The capitalized amounts, net of accumulated amortization, are included in "Other non-current assets" in the consolidated balance sheet.

Investments

        The equity method of accounting is used to account for investments in businesses over which Thomson has the ability to exercise significant influence. Under the equity method, investments are initially recorded at cost and the carrying amounts are adjusted to reflect the Company's share of net earnings or losses of the investee companies, and are reduced by dividends received.

        The cost method of accounting is used to account for investments in businesses over which Thomson does not have the ability to exercise significant influence.

        Declines in market values below the carrying values of investments are expensed when such declines are considered to be other than temporary.

Deferred Income Taxes

        Deferred income taxes are determined based on the differences between the financial reporting and tax bases of assets and liabilities using the enacted or substantially enacted rates expected to apply to taxable income in the years in which those temporary differences are expected to reverse. A valuation allowance is recorded against deferred income tax assets if management determines that it is more likely than not that such deferred income tax assets will not be realized within the foreseeable future. The income tax provision for the period is the tax payable for the period and the change during the period in deferred income tax assets and liabilities.

Derivative Financial Instruments

        In the ordinary course of business, Thomson enters into the following types of derivative financial instruments to manage foreign currency and interest rate exposures:

  •
  foreign currency contracts to hedge currency exposures on non-US dollar debt;

  •
  foreign currency contracts to hedge anticipated cash flows denominated in currencies other than the functional currency of a particular Thomson subsidiary; and

  •
  interest rate contracts to manage the fixed versus floating interest rate mix of debt. Such contracts require periodic exchange of payments without the exchange of the notional principal amount upon which the payments are based.

        Derivative financial instruments are not used for trading or speculative purposes.

        The Company identifies a risk management objective for each transaction. All derivatives are linked to specific assets and liabilities or to specific firm commitments or forecasted transactions. Where required, periodic assessments of each derivative's effectiveness are performed.

        While the derivative financial instruments are subject to the risk of loss from changes in exchange and interest rates, these losses are offset by gains on the exposures being hedged. Gains and losses on derivative instruments designated as hedges of existing assets and liabilities are accrued as exchange rates change, thereby offsetting gains and losses from the underlying assets and liabilities. Gains and losses on foreign exchange contracts designated as hedges for firm commitments or anticipated transactions are recorded in consolidated earnings when the related transaction is realized. The differential paid or received on interest rate swap agreements is recognized as part of net interest expense.

Stock-based Compensation Plans

        Thomson has both a Stock Appreciation Rights ("SAR") plan and a stock incentive plan, which are described in Note 20.

        Under the SAR plan, compensation expense is recognized as SARs change in value based on the fair market value of the Company's common stock at the end of each reporting period.

        Under the stock incentive plan, Thomson can grant stock options and other equity-based awards to certain employees and members of the Thomson Board of Directors for up to 20,000,000 shares of common stock. The options vest over a period of four to five years. The maximum term of an option is 10 years from the date of grant. Options under the plan are granted at the closing price of the Company's common stock on the day prior to the date of grant. The Company uses the intrinsic value-based method to account for the plan. As such, no compensation expense is recognized with respect to stock options. Beginning with the first quarter of 2003, the Company will charge to expense the fair value of all issued stock options, with restatement of prior periods.

Recently Issued Accounting Standards

        The Accounting Standards Board and the Emerging Issues Committee ("EIC") of the CICA have recently issued several accounting standards that are applicable to our activities.

        Effective for the year ended December 31, 2002:

  •
  CICA Handbook Section 1650, Foreign Currency Translation;

  •
  CICA Handbook Section 3062, Goodwill and Other Intangible Assets;

  •
  CICA Handbook Section 3870, Stock-Based Compensation and Other Stock-Based Payments;

  •
  CICA Handbook Section 3063, Impairment of Long-Lived Assets; and

  •
  EIC Abstract 123, Reporting Revenue Gross as a Principal versus Net as an Agent

        Effective in future periods:

  •
  CICA Handbook Section 3475, Disposal of Long-Lived Assets and Discontinued Operations;

  •
  Accounting Guideline AcG-13, Hedging Relationships;

  •
  EIC Abstract 128, Accounting for Trading, Speculative or Non-Hedging Derivative Financial Instruments;

  •
  EIC Draft Abstract D-25, Accounting for Severance and Termination Benefits; and

  •
  EIC Draft Abstract D-26, Accounting for Costs Associated with Exit and Disposal Activities (Including Costs Incurred in a Restructuring)

        An overview of each of these standards follows:

        CICA Handbook Section 1650, Foreign Currency Translation. Amended Handbook Section1650 eliminates the deferral and amortization of unrealized translation gains and losses on long-term monetary items. The adoption of amended Handbook Section 1650 did not have a material effect on the Company's financial position or results of operations.

        CICA Handbook Section 3062, Goodwill and Other Intangible Assets. This Handbook Section requires that goodwill and identifiable intangible assets with indefinite lives no longer be amortized. Instead, those assets are subject to impairment tests at least annually, or more frequently if events or changes in circumstances indicate that the asset in question might be impaired. The Company has completed its initial impairment review and has recognized transitional impairment charges of $183 million, after tax, for the year ended December 31, 2002. In accordance with the requirements of the new Handbook Section, the transitional impairment charge was recorded in the opening balance of retained earnings in the consolidated financial statements. (See Note 2.)

        CICA Handbook Section 3870, Stock-Based Compensation and Other Stock-Based Payments. This Handbook Section requires that if an entity does not use the fair value-based method of accounting for non-direct stock-based transactions with employees, the entity must disclose pro forma net income and earnings per share as if the fair value-based method had been used. Additionally, the section provides specific rules for accounting for stock appreciation rights and stock-based payments to employees as well as non-employees. The Company has historically accounted for its SARs and other stock-based payments as outlined in the provisions of Handbook Section 3870. As such, this standard did not change the Company's method of accounting, nor was there any impact on its financial position or results of operations. As the Company does not use the fair value-based approach, the required pro forma information has been disclosed in Note 20. Beginning with the first quarter of 2003, the Company will charge to earnings the fair value of all issued stock options, with restatement of prior periods.

        CICA Handbook Section 3063, Impairment of Long-Lived Assets. Effective for fiscal years beginning on or after April 1, 2003, with earlier adoption encouraged. This standard harmonizes Canadian GAAP for impairment of long-lived assets with US GAAP. The Company adopted the provisions of Handbook Section 3063 for the year ended December 31, 2002, which did not have a material effect on the Company's financial position or results of operations. The key aspects of Handbook Section 3063, issued in December 2002, are as follows:

  •
  a long-lived asset is impaired when its carrying amount exceeds its fair value;

  •
  an impairment loss shall only be recognized when the long-lived asset's carrying amount is not recoverable and exceeds its fair value;

  •
  an impairment loss shall be measured as the amount by which the carrying amount of the long-lived asset exceeds its fair value; and

  •
  various disclosures related to impaired assets are required.

        EIC Abstract 123, Reporting Revenue Gross as a Principal versus Net as an Agent. In December 2001, the EIC of the CICA issued EIC Abstract 123, which essentially harmonized Canadian GAAP on this issue with US GAAP. The consensus in EIC Abstract 123 was effective for fiscal years beginning after December 6, 2001. The consensus states that whether an enterprise should recognize revenue based on the gross amount billed to a customer or the net amount retained is a matter of judgment that depends on relevant facts and circumstances. The consensus provides a list of factors that should be considered in making the evaluation. The Company has applied the consensus in EIC Abstract 123 for the year ended December 31, 2002, with no material impact to its statement of earnings presentation.

        CICA Handbook Section 3475, Disposal of Long-Lived Assets and Discontinued Operations. Effective for disposal activities initiated by a commitment to a plan on or after May 1, 2003, with earlier adoption encouraged. This Handbook Section was issued in December 2002 with the purpose of harmonizing Canadian GAAP with US GAAP. The key aspects of Handbook Section 3475 are as follows:

  •
  a long-lived asset to be disposed of other than by sale should continue to be classified as held and used until it is disposed of;

  •
  a long-lived asset can only be classified as held for sale if certain criteria are met;

  •
  an asset classified as held for sale should be measured at the lower of its carrying amount or fair value less costs to sell;

  •
  a loss recognized on classification of an asset as held for sale does not include future operating losses;

  •
  discontinued operations are defined more broadly than previously. They comprise dispositions where the operations and cash flows can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the enterprise;

  •
  the income statement display of discontinued operations is unchanged from previous display; and

  •
  various disclosures related to the disposal of long-lived assets is required.

        The Company expects that Handbook Section 3475 will have an impact only upon the presentation of the financial statements.

        Accounting Guideline AcG-13, Hedging Relationships. Effective for hedging relationships in effect in fiscal years beginning on or after July 1, 2003. This Guideline was issued by the CICA in 2001 and addresses the identification, designation, documentation and effectiveness of hedging relationships. It establishes conditions for applying hedge accounting.

        EIC Abstract 128, Accounting for Trading, Speculative or Non-Hedging Derivative Financial Instruments. Effective for periods after the adoption of AcG-13. Issued in June 2002, the consensus reached in EIC Abstract 128 must be applied in all financial statements prepared for fiscal periods beginning on or after the date of implementation of AcG-13. The consensus requires that, with certain exceptions, a freestanding derivative financial instrument that gives rise to a financial asset or financial liability and is entered into for trading or speculative purposes, or that does not qualify for hedge accounting under AcG-13, should be recognized in the balance sheet and measured at fair value, with changes in fair value recognized in income.

        The Company is in the process of assessing the impact of AcG-13 and EIC Abstract 128, the final outcome of which will reflect the financial instruments in place at the date of adoption.

        EIC Draft Abstract D-25, Accounting for Severance and Termination Benefits. In January 2003, the EIC issued Draft Abstract D-25 which addresses the various types of severance and termination benefits related to the termination of an employee's services prior to normal retirement. Although issued as a draft, the accounting treatment must be applied prospectively to exit or disposal activities initiated after December 31, 2002. When finalized, the Draft Abstract will harmonize Canadian GAAP on this issue with US GAAP.

        EIC Draft Abstract D-26, Accounting for Costs Associated with Exit and Disposal Activities (Including Costs Incurred in a Restructuring). Also in January 2003, the EIC issued Draft Abstract D-26, which addresses the accounting for costs associated with exit or disposal activities, including costs incurred in a restructuring. When finalized, the Draft Abstract will harmonize Canadian GAAP on this issue with US GAAP. The Draft Abstract addresses costs including, but not limited to:

  •
  termination benefits provided to current employees whose employment is involuntarily terminated under the terms of a benefit arrangement that, in substance, is not an ongoing benefit arrangement or an individual deferred compensation contract;

  •
  costs to terminate contracts other than capital leases; and

  •
  costs to consolidate facilities or relocate employees.

        The Draft Abstract requires that a liability for a cost associated with an exit activity or disposal activity be recognized and measured initially at fair value in the period in which the liability is incurred. The new guidance differs from previously existing GAAP in that, under previous GAAP, an entity could accrue for costs associated with exit or disposal activities when management had a formal plan in place and the costs could be reasonably estimated. The new GAAP will defer recognition of those liabilities until the costs have been incurred.

        The Draft Abstract is effective for all exit or disposal activities initiated after December 31, 2002.

Comparative Amounts

        Where necessary, certain amounts for 2001 have been reclassified to conform to the current year's presentation. In particular, the subtotals for "Earnings before interest, tax, depreciation, amortization and restructuring charges" and "Operating profit before amortization and restructuring charges" no longer appear on the face of the consolidated statement of earnings and retained earnings, and "Dividends declared on preference shares" is no longer charged to "Earnings from continuing operations." These changes in presentation had no effect on "Earnings attributable to common shares" or "Earnings per common share."

NOTE 2: EFFECT OF ADOPTION OF ACCOUNTING STANDARDS ON GOODWILL AND OTHER INTANGIBLE ASSETS

        In July 2001, the CICA issued Handbook Section 1581 ("CICA 1581") and Handbook Section 3062 ("CICA 3062"). CICA 1581 requires the use of the purchase method of accounting for all business combinations, and also refines the definition of intangible assets acquired in a business combination. As a result, the purchase price allocation of future business combinations may be different than the allocation that would have resulted under the old rules. The Company has adopted CICA 1581 for all business combinations that have occurred subsequent to June 30, 2001.

        CICA 3062, effective January 1, 2002, eliminates the amortization of goodwill and identifiable intangible assets with indefinite useful lives. Such assets, however, are subject to tests for impairment, with such tests based upon comparing carrying values to their fair values at least annually or when certain conditions arise. This fair value-based approach to impairment differs from the previous approach, under which impairment was determined by comparing net carrying amounts to net recoverable amounts. The transitional provisions of CICA 3062 require that for business combinations that occurred before July 1, 2001, the carrying amount of acquired intangible assets that do not meet the criteria of CICA 1581 be reclassified to goodwill. Accordingly, in connection with the adoption of CICA 3062, the Company reclassified $66 million of intangible assets, previously identified as workforce, and the related deferred tax liability of $20 million to goodwill (see Note 10).

        The transitional provisions of CICA 3062 also require that the Company perform an initial impairment test as of January 1, 2002. During the first quarter of 2002, as a result of that transitional impairment test and the adoption of the provisions of this new accounting standard, the Company recorded pre-tax reductions in the carrying amounts of identifiable intangible assets with indefinite useful lives of $26 million and goodwill of $50 million related to a unit in its scientific and healthcare segment. Additionally, during the second quarter of 2002, the Company recorded a transitional impairment charge of $116 million after-tax in connection with the application of CICA 3062 by Bell Globemedia Inc. ("BGM"), an equity method investee. These non-cash charges, which total $183 million after taxes, were applied to the opening balance of retained earnings.

        Fair value was determined for the Company's reporting units based on a combination of various techniques, including the present value of future cash flows and earnings multiples of competitors. Fair value for intangible assets with indefinite useful lives was determined using an income approach, the relief from royalties method.

        In accordance with CICA 3062, effective January 1, 2002, Thomson no longer amortizes goodwill or identifiable intangible assets with indefinite useful lives and has reevaluated the remaining useful lives of identifiable intangible assets with finite lives. The following presents the pro forma effect of CICA 3062 as if it had been adopted as of January 1, 2001.

	Year ended December 31, 2001
	Earnings attributable to common shares	Basic and diluted earnings per common share
Reported amounts	749	$1.19
Adjust:
Amortization	186	0.30
Tax effect of amortization reduction	(13)	(0.02)
Reduction in equity in net losses of associates, net of tax	21	0.03

Adjusted amounts	943	$1.50

NOTE 3: NET INTEREST EXPENSE AND OTHER FINANCING COSTS

	Year ended December 31
	2002	2001
Interest income	12	20
Interest on short-term indebtedness	(10)	(25)
Interest on long-term debt	(293)	(231)
	(291)	(236)

        Interest paid on short-term indebtedness and long-term debt during 2002 was $282 million (2001 — $217 million) and interest received during 2002 was $11 million (2001 — $20 million).

NOTE 4: INCOME TAXES

        The components of income (loss) from continuing operations before provision for income taxes and equity in net losses of associates are as follows:

	Year ended December 31
	2002	2001
Canada	(239)	(127)
US and other jurisdictions	1,138	1,029

Total	899	902

        The provision for income taxes consists of:

	Year ended December 31
	2002	2001
Canadian income taxes:
Current	1	1
Deferred	1	75

Total Canadian	2	76

US and other jurisdictions' income taxes:
Current	90	92
Deferred	100	—

Total US and other jurisdictions	190	92

Total worldwide	192	168

        The tax effects of the significant components of temporary differences giving rise to the Company's deferred income tax assets and liabilities at December 31 are as follows:

	2002	2001
Acquisition reserves	53	103
Accrued expenses	185	212
Financial instruments	64	95
Investments	59	17
Tax loss and credit carryforwards	502	344
Other	138	133

Total deferred tax asset	1,001	904
Valuation allowance	(540)	(349)

Net deferred tax asset	461	555
Intangible assets	(1,504)	(1,552)
Fixed assets	(255)	(150)
Other	(255)	(292)

Total deferred tax liability	(2,014)	(1,994)

Net deferred tax liability	(1,553)	(1,439)

        The net deferred liability of $1,553 million is comprised of net current deferred tax assets of $215 million (2001 — $248 million) and net long-term deferred tax liabilities of $1,768 million (2001 — $1,687 million).

        The increase in the valuation allowance from 2001 to 2002 primarily relates to additional Canadian net operating losses sustained in 2002.

        The following is a reconciliation of income taxes calculated at the Canadian corporate tax rate of 38.6% (2001 — 40.2%) to the income tax provision:

	2002	2001
Earnings before taxes[1]	899	902
Income taxes at the Canadian corporate tax rate	347	363
Differences attributable to:
Non-deductible goodwill amortization	—	43
Effect of income recorded at rates lower than the Canadian tax rate	(217)	(195)
Net increase in valuation allowance	78	20
Adjustment to prior year provision	(7)	(23)
Effect of tax-free disposal of business	—	(24)
Other, net	(9)	(16)

Income tax provision on continuing operations	192	168

1
Represents earnings from continuing operations before equity in losses of associates and income taxes.

        The Company's tax provision is impacted by the geographical mix of earnings before taxes, and also by the impact of various tax strategies relating to our operating and financing subsidiaries outside Canada.

        At December 31, 2002, the Company had Canadian tax loss carryforwards of $855 million, and tax loss carryforwards in other jurisdictions of $337 million. The Canadian tax loss carryforwards will expire, if not utilized, as follows: 2003 — $62 million; 2004 — $60 million; and the majority of the remainder in 2007 through 2009. The majority of the tax loss carryforwards from other jurisdictions may be carried forward indefinitely. The ability to realize the tax benefits of these losses is dependent upon a number of factors, including the future profitability of operations in the jurisdictions in which the tax losses arose. Additionally, the Company had other tax credit carryforwards of $33 million, which may be carried forward indefinitely.

        The total amount of undistributed earnings of non-Canadian subsidiaries for income tax purposes was approximately $3.8 billion at December 31, 2002. A portion of such undistributed earnings can be remitted to Canada tax free. Where tax free remittance of undistributed earnings is not possible, it is the Company's intention to reinvest such undistributed earnings and thereby indefinitely postpone their remittance. Accordingly, no provision has been made for withholding taxes or Canadian income taxes that may become payable if undistributed earnings from non-Canadian subsidiaries were paid as dividends to the Company. The additional taxes on that portion of the undistributed earnings, which is available for dividends, are not practicably determinable.

NOTE 5: EARNINGS PER COMMON SHARE

        In accordance with the revised CICA Handbook Section 3500, Earnings per Share, the Company uses the treasury stock method to calculate diluted earnings per common share. Basic earnings per common share are calculated by dividing earnings attributable to common shares by the weighted average number of common shares outstanding during the period. Diluted earnings per common share are calculated using the weighted average number of common shares outstanding adjusted to include the potentially dilutive effect of outstanding stock options and other securities.

        Earnings used in determining earnings per common share from continuing operations are presented below. Earnings used in determining earnings per common share from discontinued operations are the earnings from discontinued operations as reported within the consolidated statement of earnings and retained earnings.

	2002	2001
Earnings from continuing operations	606	684
Dividends declared on preference shares	(19)	(27)

Earnings from continuing operations attributable to common shares	587	657

        The weighted average number of common shares outstanding, as well as a reconciliation of the weighted average number of common shares outstanding used in the basic earnings per common share computation to the weighted average number of common shares outstanding used in the diluted earnings per common share computation, is presented below.

	2002	2001
Basic	641,038,900	627,747,972
Effect of stock and other incentive plans	436,272	491,494

Diluted	641,475,172	628,239,466

NOTE 6: ACCOUNTS RECEIVABLE ALLOWANCES

        The change in the valuation allowances related to accounts receivable is as follows:

	2002	2001
Balance at beginning of year	381	285
Charged to expense	451	425
Write-offs	(463)	(387)
Other	3	58

Balance at end of year	372	381

        Other includes additions from acquisitions, net of reductions from disposals, and the impact from foreign currency translation.

        The Company is exposed to normal credit risk with respect to its accounts receivable. To mitigate this credit risk, the Company follows a program of customer credit evaluation and maintains provisions for potential credit losses. The Company has no significant exposure to any single customer.

NOTE 7: INVENTORIES

        Inventories consist of the following:

	2002	2001
Raw materials	40	45
Work in process	34	32
Finished goods	213	179

	287	256

NOTE 8: PROPERTY AND EQUIPMENT

        Property and equipment consist of the following:

	2002	2001
Land, buildings and building improvements	481	470
Furniture, fixtures and equipment	843	786
Computer hardware	1,057	1,109
Internal-use computer software	1,163	1,019

	3,544	3,384
Accumulated depreciation	(1,996)	(1,832)

	1,548	1,552

        Fully depreciated assets are retained in asset and accumulated depreciation accounts until such assets are removed from service. In the case of disposals, assets and related accumulated depreciation amounts are removed from the accounts, and the net amounts, less proceeds from disposals, are included in income. The depreciation charge in 2002 was $542 million (2001 — $476 million), of which $195 million (2001 — $148 million) represented amortization of capitalized internal-use computer software.

NOTE 9: IDENTIFIABLE INTANGIBLE ASSETS

        The following table presents the details of identifiable intangible assets as at December 31, 2002 and 2001.

As at December 31, 2002	Gross identifiable intangible assets	Accumulated amortization	Net identifiable intangible assets
Finite useful lives:
Tradenames	230	(53)	177
Customer relationships	1,699	(406)	1,293
Databases and content	1,175	(293)	882
Publishing rights	1,739	(497)	1,242
Other	137	(35)	102

	4,980	(1,284)	3,696
Indefinite useful lives:
Tradenames	1,183	(166)	1,017

	6,163	(1,450)	4,713

As at December 31, 2001	Gross identifiable intangible assets	Accumulated amortization	Net identifiable intangible assets
Finite useful lives:
Tradenames	195	(33)	162
Customer relationships	1,615	(299)	1,316
Databases and content	1,100	(200)	900
Publishing rights	1,732	(401)	1,331
Other	219	(59)	160

	4,861	(992)	3,869
Indefinite useful lives:
Tradenames	1,220	(168)	1,052

	6,081	(1,160)	4,921

        The amortization charge in 2002 was $288 million (2001 — $257 million).

        As at December 31, 2002, the weighted average amortization life based upon the gross balance of the identifiable intangible assets with finite useful lives is approximately 17 years.

        Publishing rights relate to certain historical acquisitions and are comprised of the cumulative value of tradenames, imprints and titles, databases and other intangible assets. These intangible assets are amortized over a weighted average useful life, which approximates 30 years.

NOTE 10: GOODWILL

        The following table presents net goodwill by business segment for the years ended December 31, 2002 and 2001.

	Legal & Regulatory	Learning	Financial	Scientific & Healthcare	Corporate and other	Total
Balance at December 31, 2000	2,971	1,200	1,650	273	77	6,171
Acquisitions	300	1,790	81	45	—	2,216
Disposals	—	(30)	(29)	(10)	(1)	(70)
Adjusted purchase price allocations	(48)	(17)	(64)	5	1	(123)
Current year amortization	(97)	(27)	(46)	(10)	(7)	(187)
Translation and other, net	(48)	(16)	(35)	1	(6)	(104)

Balance at December 31, 2001	3,078	2,900	1,557	304	64	7,903
Acquisitions	41	30	2	109	—	182
Disposals	—	—	—	—	(2)	(2)
Transfer assembled workforce, net of tax (note 2)	37	9	—	—	—	46
Transitional impairment	—	—	—	(50)	—	(50)
Adjusted purchase price allocations	(17)	(52)	(30)	(11)	—	(110)
Translation and other, net	—	67	29	2	9	107

Balance at December 31, 2002	3,139	2,954	1,558	354	71	8,076

        The adjusted purchase price allocations primarily relate to updated valuations of identifiable intangible assets for certain acquisitions as well as to the reversal of certain acquisition-related liabilities no longer required.

        In accordance with CICA 3062, there was no amortization charge in 2002 (2001 — $187 million).

NOTE 11: CAPITALIZED SOFTWARE INTENDED TO BE MARKETED

	2002	2001
Capitalized software	123	115
Accumulated amortization	(69)	(55)

	54	60

        The amortization charge in 2002 was $25 million (2001 — $25 million).

NOTE 12: FINANCIAL INSTRUMENTS

Carrying Amounts

        Amounts recorded in the consolidated balance sheet are referred to as "carrying amounts" and are based on period-end exchange rates, as applicable.

        For non-US dollar denominated debt which is hedged into US dollars by derivative contracts, the primary debt-carrying amounts are reflected in "Long-term debt" in the consolidated balance sheet. The related payables arising from the translation gains and losses on the derivative contracts, which effectively offset the losses and gains on translation of the primary debt, are included within "Other non-current liabilities" and "Accounts payable and accruals" in the consolidated balance sheet, as appropriate.

Fair Values

        The fair values of cash and cash equivalents, accounts receivable, short-term indebtedness and accounts payable approximate their carrying amounts because of the short-term maturity of these instruments. The fair value of long-term debt, including the current portion, is estimated based on either quoted market prices for similar issues or current rates offered to Thomson for debt of the same maturity. The fair values of interest rate swaps and forward contracts are estimated based upon discounted cash flows using applicable current market rates. The fair values of the foreign exchange contracts reflect the estimated amounts at which the Company would have to settle all outstanding contracts on December 31. The fair values of publicly traded long-term investments are based on quoted market prices. The fair values of privately held long-term investments are estimated by management. The fair values represent point-in-time estimates that may not be relevant in predicting the Company's future earnings or cash flows.

Credit Risk

        Thomson attempts to minimize its credit exposure on derivative contracts by entering into transactions only with counterparties that are major investment-grade international financial institutions.

        The Company places its cash investments with high-quality financial institutions and limits the amount of exposure to any one institution. At December 31, 2002, a significant portion of the Company's cash was on deposit with five institutions.

Short-term Indebtedness

        Short-term indebtedness is principally comprised of $302 million (2001 — $600 million) of commercial paper. The average interest rate on this debt was 2.2% (2001 — 2.3%) after accounting for hedging arrangements.

Long-term Debt

        The following is a summary of long-term debt:

	Carrying amount			Fair value
As at December 31, 2002	Primary debt instruments	Currency swap instruments	Hedged debt	Primary debt instruments	Currency swap instruments	Hedged debt
Bank and other	108	—	108	108	—	108
7.70% Debentures, due 2003	159	37	196	165	30	195
9.15% Debentures, due 2004	159	23	182	171	5	176
7.95% Debentures, due 2005	159	27	186	175	8	183
6.20% Debentures, due 2006	159	7	166	168	16	184
7.15% Debentures, due 2006	159	26	185	173	7	180
6.50% Debentures, due 2007	159	21	180	170	4	174
6.55% Medium-term notes, due 2007	285	11	296	307	25	332
6.90% Medium-term notes, due 2008	254	6	260	277	20	297
6.85% Medium-term notes, due 2011	254	—	254	272	21	293
5.75% Notes, due 2008	400	—	400	432	—	432
6.20% Notes, due 2012	700	—	700	759	—	759
Floating rate notes	125	—	125	125	—	125
Private placements, due 2003-2010	475	—	475	536	—	536
Redeemable preference shares (note 22)	250	—	250	261	—	261

	3,805	158	3,963	4,099	136	4,235
Current portion	(318)	(37)	(355)

	3,487	121	3,608

	Carrying amount			Fair value
As at December 31, 2002	Primary debt instruments	Currency swap instruments	Hedged debt	Primary debt instruments	Currency swap instruments	Hedged debt
Bank and other	590	2	592	590	10	600
7.90% Debentures, due 2002	157	53	210	163	45	208
7.70% Debentures, due 2003	157	39	196	168	26	194
9.15% Debentures, due 2004	157	25	182	175	2	177
7.95% Debentures, due 2005	157	29	186	172	10	182
6.20% Debentures, due 2006	157	9	166	163	10	173
7.15% Debentures, due 2006	157	28	185	167	12	179
6.50% Debentures, due 2007	157	23	180	161	12	173
6.55% Medium-term notes, due 2007	283	13	296	291	12	303
6.90% Medium-term notes, due 2008	251	9	260	260	6	266
6.85% Medium-term notes, due 2011	251	3	254	252	7	259
6.20% Notes, due 2012	700	—	700	674	—	674
Floating rate notes	125	—	125	125	—	125
Private placements, due 2002-2010	575	—	575	612	—	612
Redeemable preference shares (note 22)	250	—	250	250	—	250

	4,124	233	4,357	4,223	152	4,375
Current portion	(473)	(56)	(529)

	3,651	177	3,828

        The floating rate notes will mature on March 20, 2003 and are subject to extension by the holders for additional one-year periods from March 20, 2003 to March 22, 2004 and from March 22, 2004 to March 21, 2005. Interest, which is payable quarterly, is equal to US$ LIBOR plus (i) 0.45% for the period from issuance through March 19, 2003, (ii) 0.55% for the period from March 20, 2003 through March 21, 2004, and (iii) 0.65% for the period from March 22, 2004 through March 20, 2005.

        Bank and other debt at December 31, 2002 is primarily denominated in foreign currencies, whereas the amount at December 31, 2001 was primarily US dollar denominated. The debentures and medium-term notes are Canadian dollar denominated and are fully hedged into US dollars. The 5.75% Notes, 6.20% Notes, floating rate notes, private placements and redeemable preference shares are US dollar denominated. After taking account of hedging arrangements, the carrying amount of long-term debt, all of which is unsecured, is denominated in the following currencies:

	2002	2001
US dollar	3,886	4,231
Other currencies	77	126

	3,963	4,357

        Maturities of long-term debt in each of the next five years and thereafter are: $318 million in 2003, $358 million in 2004, $284 million in 2005, $617 million in 2006, $545 million in 2007 and $1,683 million thereafter. Maturities of long-term debt after accounting for hedges in each of the next five years and thereafter are: $355 million in 2003, $382 million in 2004, $311 million in 2005, $651 million in 2006, $576 million in 2007 and $1,688 million thereafter.

        At December 31, 2002, undrawn and available bank facilities, which include a revolving credit facility expiring August 2004, amounted to $1,086 million.

        In January 2002, Thomson issued $400 million of US dollar denominated principal amount unsecured notes due February 1, 2008 bearing an annual rate of interest of 5.75%, payable semi-annually. The net proceeds of $397 million were principally used to repay existing indebtedness, which created sufficient credit availability under existing bank facilities for the Company to cancel its $1,500 million bridge loan facility in January 2002.

Interest Rate Risk Exposures

        Thomson enters into interest rate swap agreements to reduce the impact of changes in interest rates. Upon issuance, the Company converts certain fixed rate non-US dollar denominated debt to US dollar floating rate debt via the use of currency swap instruments. The use of interest rate swaps then converts the debt back to fixed rates. The notional amount of interest rate swap agreements is used to measure interest to be paid or received and does not represent the amount of exposure to credit loss. The fair value of interest rate swap agreements as at December 31, 2002 was $87 million in favor of the counterparties (2001 — $75 million in favor of the counterparties). The Company's notional amounts of interest rate swaps related to long-term debt as at December 31, 2002 are summarized as follows:

	Maturing in:
	Less than 1 year	1 to 5 years	Total
Notional amounts of interest rate swaps	435	618	1,053

        After taking account of hedging arrangements, the fixed and floating rate mix of long-term debt is as follows:

	2002	Average interest rate	% Share	2001	Average interest rate	% Share
Total fixed	3,871	6.5%	98%	3,760	6.6%	86%
Total floating	92	4.3%	2%	597	3.7%	14%

	3,963	6.4%	100%	4,357	6.2%	100%

        Including the effect of short-term indebtedness, the proportion of fixed to floating rate debt is 91% to 9%, respectively. Floating interest rate long-term debt is LIBOR-based and, consequently, interest rates are reset periodically.

Hedges of Net Investments in Foreign Affiliates

        During 2001 Thomson closed out a forward exchange contract that had been in place to hedge investments in Japanese yen denominated net assets. The difference of $4 million between the carrying value and the cash received for settling the contract increased the cumulative translation adjustment account.

Foreign Exchange Contracts

        Thomson uses foreign exchange contracts to manage foreign exchange risk. Generally, foreign exchange contracts are designated for existing assets and liabilities, firm commitments or anticipated transactions that are expected to occur in less than one year.

        At December 31, 2002, the fair value of foreign exchange contracts was approximately $1 million in favor of counterparties (2001 — $1 million in favor of Thomson), and consisted of foreign exchange contracts with gains of $1 million (2001 — $2 million) and losses of $2 million (2001 — $1 million).

Investments

        At December 31, 2002, investments accounted for using the equity method had a carrying amount of $297 million (2001 — $501 million), of which $202 million (2001 — $380 million) represents the Company's investment in BGM (see Note 22). These investments did not have market quotations. Losses from equity method investments were $101 million in 2002 (2001 — $50 million), of which $81 million represented writedowns of investments to reflect current estimates of fair value. Of the $81 million, $67 million related to the Company's share of a writedown of goodwill recorded by BGM in the fourth quarter. During the second quarter, the Company also recorded a transitional impairment charge of $116 million for BGM in connection with the initial adoption of CICA 3062 by BGM.

        This amount was recorded directly to retained earnings, as it related to the initial adoption of the standard. As discussed in Note 26, in February 2003, the Company entered into an agreement to sell its interest in BGM to a company that is owned by the Thomson family.

        Investments accounted for using the cost method totaled $57 million (2001 — $126 million). During 2002 and 2001, Thomson determined that certain of its cost method investments had experienced losses in value that were other than temporary. A reduction in the carrying values of those investments of $54 million (2001 — $100 million) for the year ended December 31, 2002 is included in "Net (losses) gains on disposals of businesses and investments" in the consolidated statement of earnings and retained earnings.

        The investments accounted for under both the equity and cost methods are included in "Other non-current assets" in the consolidated balance sheet.

NOTE 13: PREFERENCE SHARE CAPITAL

	2002		2001
	Number of shares	Stated capital	Number of shares	Stated capital
Series II	6,000,000	110	6,000,000	110
Series V	18,000,000	332	18,000,000	332

		442		442

        The authorized preference share capital of Thomson is an unlimited number of preference shares without par value. The directors are authorized to issue preference shares without par value in one or more series, and to determine the number of shares in, and terms attaching to, each such series.

Series II, Cumulative Redeemable Preference Shares

        The Series II preference shares are non-voting and are redeemable at the option of Thomson for Cdn$25.00 per share, together with accrued dividends. Dividends are payable quarterly at an annual rate of 70% of the Canadian bank prime rate applied to the stated capital of such shares. The total number of authorized Series II preference shares is 6,000,000.

Series V, Cumulative Redeemable Preference Shares

        The Series V preference shares are non-voting and were redeemable at the option of Thomson on January 2, 2002 for Cdn$25.00 per share and are redeemable thereafter for Cdn$25.50, together with accrued dividends. Through January 1, 2002, dividends were payable quarterly at Cdn$1.25 per share per annum. Beginning January 1, 2002, dividends are payable monthly at a rate which floats in relation to changes in both the Canadian bank prime rate and the calculated trading price of the Series V preference shares. In no event, however, will the annual floating dividend rate applicable for a month be less than 50% of prime or greater than prime. The total number of authorized Series V preference shares is 18,000,000.

        In February 2003, the Company exercised its right to redeem all outstanding shares of the Series V preference shares with a redemption date of April 14, 2003. The shares will be redeemed at a price of Cdn$25.50 in addition to any accrued and unpaid dividends up to, but not including, the redemption date.

        The Series II and Series V Cumulative Redeemable Preference Shares rank between themselves equally and ratably without preference or priority with respect to the payment of dividends or the return of capital on the liquidation, dissolution or winding-up of the Company.

NOTE 14: COMMON SHARE CAPITAL AND DIVIDENDS

Common Share Issuance

        On June 12, 2002, the Company's common stock was listed on the New York Stock Exchange. On June 14, 2002, the Company and its principal shareholder, The Woodbridge Company Limited ("Woodbridge"), completed a public offering of 32,051,284 common shares (the "offering") at a price of $31.20 per share. The offering included 14,615,385 common shares newly issued by the Company and 17,435,899 common shares held by Woodbridge. Proceeds to the Company from the offering, net of the underwriting commission and expenses, of $437 million were used for general corporate purposes including the repayment of indebtedness. The Company did not receive any proceeds from the sale of common shares by Woodbridge. At December 31, 2002, the Thomson family, through Woodbridge and its affiliates, owns approximately 69% of the common shares of the Company. The expenses incurred from the offering were divided equally between the Company and Woodbridge, other than the underwriting commission, which was allocated among the Company and Woodbridge based upon the proportionate share of the proceeds from the offering received by each party.

Thomson Common Shares

	2002		2001
	Number of shares	Stated capital	Number of shares	Stated capital
Balance at beginning of year	630,740,649	1,756	625,764,085	1,593
Issued under offering	14,615,385	437	—	—
Issued under Dividend Reinvestment Plan ("DRIP")	5,771,650	168	4,876,564	160
Issued from stock option exercise	22,800	1	100,000	3
Redemption of related Thomson PLC shares	—	—	—	—
Redemption of Thomson PLC "A" ordinary shares	—	(1)	—	—
Woodbridge issuance (note 22)	431,503,802	1,102	—	—
Woodbridge redemption (note 22)	(431,503,802)	(1,102)	—	—
Balance at end of year	651,150,484	2,361	630,740,649	1,756

        The common shares, which have no par value, are voting shares. The authorized common share capital of Thomson is an unlimited number of shares.

        Holders of the common shares may participate in the DRIP under which cash dividends are automatically reinvested in new common shares having a value equal to the cash dividend. Such shares are valued at the weighted average price at which the common shares traded on The Toronto Stock Exchange during the five trading days immediately preceding the record date for such dividend.

Thomson PLC Common Shares

        At December 31, 2001, holders of 5,574,476 of Thomson common shares also held the same number of related common shares of The Thomson Corporation PLC ("Thomson PLC") with a par value of one sterling penny each. The holders of these shares had the alternative to receive their dividends in pounds sterling from Thomson PLC. During 2002, all of the related Thomson PLC shares were redeemed at par for less than $0.1 million in aggregate, concurrent with the common share issuance.

Thomson PLC "A" Ordinary Shares

        During 2002, all of the Thomson PLC "A" ordinary shares were redeemed at par for $0.6 million in aggregate, concurrent with the common share issuance. Thomson PLC issued these 10,982,764 "A" ordinary shares in 2000 with a par value of four sterling pence each to Woodbridge out of 15 million shares available to be issued (see Note 22). Such shares were entitled to 5% of the votes at general meetings of the shareholders of Thomson PLC and could be redeemed by Thomson PLC at any time after January 1, 2004 at their par value. Dividends on these shares ranked pari passu with dividends on the ordinary shares of Thomson PLC and could not exceed 5% of the par value thereof, and the holder could not receive by way of payment on winding-up or return of capital an amount in excess of such par value.

        Included in the 2001 stated capital of Thomson is $0.7 million related to the Thomson PLC common and "A" ordinary shares.

Dividends

        Dividends on the Thomson common shares are declared and payable in US dollars. Dividends declared per common share in 2002 were 70.5 cents (2001 — 70.0 cents). Equivalent dividends of 24.1757 pence (2001 — 48.5674 pence) were paid per related common share of Thomson PLC up to the date of redemption of such shares. Shareholders also have the option of receiving dividends on the Thomson common shares in equivalent Canadian funds or pounds sterling.

        In the consolidated statement of cash flow, dividends paid on common shares are shown net of $19 million (2001 — $10 million) reinvested in common shares issued under the DRIP and $149 million (2001 — $150 million) reinvested through private placements of common shares with the Company's major shareholders. These private placements, together with the DRIP, satisfied the commitment of the Company's major shareholders to participate in the DRIP for at least 50% of the dividends declared on the Thomson common shares directly and indirectly owned by them. The Company's major shareholders acquired these common shares on the same terms and conditions under which Thomson issues common shares to shareholders participating in the DRIP.

NOTE 15: EMPLOYEE FUTURE BENEFITS

        Thomson sponsors both defined benefit and defined contribution employee future benefit plans covering substantially all employees. Costs for all future employee benefits are accrued over the periods in which employees earn the benefits.

Defined Benefit Plans

        Thomson sponsors defined benefit plans providing pension and other post-retirement benefits to covered employees. Net periodic pension expense for employee future benefits is actuarially determined using the projected benefit method.

        The following significant weighted average actuarial assumptions were employed to determine the net periodic pension and post-retirement plans' expense and the accrued benefit obligations:

	Pensions		Other post-retirement plans
	2002	2001	2002	2001
Assumptions used to determine net periodic pension expense:
Expected long-term rate of return on plan assets	8.2%	8.9%	N/A	N/A
Discount rate	6.8%	7.2%	7.2%	7.7%
Rate of compensation increase	4.9%	4.8%	5.6%	5.6%
Assumptions used to determine benefit obligation:
Discount rate	6.3%	6.8%	6.7%	7.2%
Rate of compensation increase	4.7%	4.9%	5.2%	5.6%

        The Company's net defined benefit plan (income) expense is comprised of the following elements:

	Pensions
					Other post-retirement plans
	Funded		Unfunded
	2002	2001	2002	2001	2002	2001
Current service cost	30	29	4	3	1	1
Interest cost	95	93	9	8	7	6
Expected return on plan assets	(134)	(140)	—	—	—	—
Amortization of net transition obligation	3	2	—	—	—	—
Amortization of net actuarial gains	(3)	(3)	—	—	(1)	(2)
Amortization of prior service cost	—	1	1	1	—	—
Non-routine events	—	9	—	5	—	(1)
Change in valuation allowance provided against accrued benefit asset	(32)	(5)	—	—	—	—

Net defined benefit plan (income) expense	(41)	(14)	14	17	7	4

        The non-routine events for 2001 included a curtailment charge of $6 million and a special termination charge of $3 million with respect to funded pension plans, and a $5 million settlement charge with respect to unfunded pension plans. All of these charges related to the sale of The Globe and Mail and other Thomson Newspapers operations (see Notes 22 and 23).

        The non-routine events recorded in 2001 in connection with other post-retirement plans consist of a curtailment gain of $1 million related to the sale of The Globe and Mail and other Thomson Newspapers operations (see Notes 22 and 23).

        The following information summarizes activity in all of the pension and other post-retirement benefit plans for the Company:

	Pensions
					Other post-retirement plans
	Funded		Unfunded
	2002	2001	2002	2001	2002	2001
Benefit obligation
Beginning benefit obligation	1,414	1,326	121	85	93	78
Current service cost	30	29	4	3	1	1
Interest cost	95	93	9	8	7	6
Plan participants' contributions	3	4	—	—	1	—
Actuarial losses	99	40	8	9	33	11
Non-routine events	2	(21)	(2)	15	—	(1)
Acquisitions, net	—	40	8	6	—	5
Benefits paid	(73)	(77)	(6)	(4)	(9)	(7)
Translation adjustments	62	(20)	—	(1)	—	—

Ending benefit obligation	1,632	1,414	142	121	126	93

Plan assets
Beginning fair value of plan assets	1,468	1,750	—	—	—	—
Actual loss on plan assets	(80)	(203)	—	—	—	—
Employer contributions	149	10	6	4	8	7
Plan participants' contributions	6	4	—	—	1	—
Benefits paid	(73)	(77)	(6)	(4)	(9)	(7)
Acquisitions, net	—	8	—	—	—	—
Translation adjustments	62	(24)	—	—	—	—

Ending fair value of plan assets	1,532	1,468	—	—	—	—

Funded status — (deficit) surplus	(100)	54	(142)	(121)	(126)	(93)
Unamortized net actuarial loss (gain)	478	158	17	9	22	(12)
Unamortized past service costs	6	4	6	9	—	—
Unamortized net transitional asset	(3)	—	—	—	—	—
Fourth quarter activity	1	1	2	2	2	2

Accrued benefit asset (liability)	382	217	(117)	(101)	(102)	(103)
Valuation allowance	—	(32)	—	—	—	—

Accrued benefit asset (liability), net of valuation allowance	382	185	(117)	(101)	(102)	(103)

        The unfunded plans referred to above consist of supplemental executive retirement plans ("SERP") for eligible executives. Thomson funds these plans through insurance contracts, which are excluded from plan assets in accordance with CICA Handbook Section 3461. The cash surrender values of insurance contracts used to fund the SERPs total $33 million at December 31, 2002 and are included in "Other non-current assets" on the Company's consolidated balance sheet.

        The benefit obligations of funded plans that had benefit obligations that exceeded plan assets at December 31, 2002 were $1,346 million (2001 — $369 million). These plans had related fair values of plan assets of $1,220 million (2001 — $340 million). While these plans are not considered fully funded for financial reporting purposes, they are adequately funded under the applicable statutory funding rules and regulations governing the particular plans.

        The average healthcare cost trend rate used was 10.0%, which is reduced 0.83% per year until 2008. A 1% change in the trend rate would result in an increase or decrease in the benefit obligation for post-retirement benefits of approximately 10% at December 31, 2002.

Defined Contribution Plans

        The Company and its subsidiaries sponsor various defined contribution savings plans that have provisions for company-matching contributions. Total expense related to defined contribution plans was $63 million in 2002 (2001 — $62 million).

NOTE 16: CONTINGENCIES, COMMITMENTS AND GUARANTEES

Claims and Legal Actions

        At December 31, 2002, certain lawsuits and other claims in the normal course of business were pending against Thomson. While the outcome of these matters is subject to future resolution, management's individually and in the aggregate, the probable ultimate resolution of such matters will not have a material effect on the Comp consolidated financial statements.

Leases

        The Company has entered into operating leases in the ordinary course of business, primarily for real property and equipment. Payments for these leases are contractual obligations as scheduled per each agreement. Operating lease payments in 2002 were $239 million (2001 — $193 million). With certain leases, the Company guarantees a portion of the residual value loss, if any, incurred by the lessors in disposing of the assets, or in restoring a property to a specified condition after completion of the lease period. The Company believes, based upon current facts and circumstances, that the likelihood of a material payment pursuant to such guarantees is remote.

Business Combinations, Investments and Joint Ventures

        The Company has obligations to pay additional consideration for prior acquisitions, typically based upon performance measures contractually agreed to at the time of purchase. Known payments have been accrued. The Company believes that any additional payments would not have a material impact on the consolidated financial statements.

        The Company has investments in two limited partnerships. Under the terms of the limited partnership agreements, the Company is required to provide additional capital contributions of up to $15 million to such limited partnerships upon written request from the general partners. Additionally, the Company is a party to a joint venture agreement that requires the Company to contribute a maximum of $13 million over the next two years conditional upon the attainment of certain operational milestones of the joint venture. In connection with the disposal of certain businesses, the Company guarantees the recoverability of certain assets or limits on certain liabilities to the purchaser. The Company believes, based upon current facts and circumstances, that the likelihood of a material payment pursuant to such guarantees is remote. In connection with one disposition, the Company has guaranteed certain obligations up to a maximum of $24 million. At this time, it is estimated that the Company will be required to pay $7 million of the maximum amount, and the Company has accrued this estimate within "Other non-current liabilities" within the consolidated balance sheet.

Other Commitments

        At December 31, 2002 the Company has various unconditional purchase obligations. These obligations are for materials, supplies and services incident to the ordinary conduct of business.

        The following table presents a summary of the Company's commitments as of December 31, 2002 for the years indicated:

(millions of US dollars)	2003	2004	2005	2006	2007	Thereafter	Total
Operating lease payments	200	178	150	118	106	283	1,035
Capital commitments to joint venture	9	4	—	—	—	—	13
Unconditional purchase obligations	113	63	23	10	—	—	209
Capital commitments to investees[1]	15	—	—	—	—	—	15

Total	337	245	173	128	106	283	1,272

1
Payable upon demand by the investees.

NOTE 17: RESTRUCTURING CHARGES

        During the first quarter of 2002, the Company completed restructuring activities pertaining to strategic initiatives undertaken by Thomson in the prior year to improve operational and administrative efficiencies within the Legal and Regulatory group and Thomson Media.

        During 2001, the Company recorded restructuring charges of $30 million. In connection with the integration of the acquired select businesses of Harcourt General Inc. ("Harcourt") into the Learning group, $20 million of charges were recorded, while an additional $2 million of charges were incurred for the reorganization of certain magazine operations within the Scientific and Healthcare group. The remaining $8 million resulted from additional spending in the Legal and Regulatory group on strategic initiatives previously approved.

        The following table presents an analysis of the total charges incurred by group:

	2002	2001
Legal & Regulatory	4	8
Learning	—	20
Scientific & Healthcare	—	2
Corporate and other	2	—

	6	30

        The following table presents the activity in and balances of the restructuring liability accounts, included in "Accounts payable and accruals" and "Other non-current liabilities" in the consolidated balance sheet, from January 1, 2001 through December 31, 2002:

		2001 activity			2002 activity
Type of cost	Balance 01/01/01			Balance 12/31/01				Balance 12/31/02
		Charges	Utilization		Charges	Utilization	Other
Severance	13	15	(17)	11	6	(14)	—	3
Contract cancellation costs	5	9	(2)	12	—	(6)	—	6
Other exit costs	1	6	(3)	4	—	(2)	(1)	1

	19	30	(22)	27	6	(22)	(1)	10

        Substantially all of the 2002 and 2001 restructuring charges recorded represented expected cash outlays.

NOTE 18: ACQUISITIONS AND DISPOSALS OF BUSINESSES AND INVESTMENTS

Acquisitions

        Businesses were acquired during the year for an aggregate cash consideration of $277 million (2001 — $2,355 million). All acquisitions have been accounted for using the purchase method and the results of acquired businesses are included in the consolidated financial statements from the dates of acquisition. The details of net assets acquired are as follows:

	2002 total	Harcourt	Other	2001 total
Cash and cash equivalents	15	1	44	45
Accounts receivable	5	83	30	113
Inventories	2	20	4	24
Prepaid expenses and other current assets	8	8	6	14
Property and equipment	8	45	15	60
Identifiable intangible assets	107	371	63	434
Goodwill	182	1,972	244	2,216
Other non-current assets	—	25	—	25

Total assets	327	2,525	406	2,931

Accounts payable and accruals	(23)	(276)	(47)	(323)
Deferred revenue	(20)	(97)	(43)	(140)
Other non-current liabilities	(7)	(92)	(21)	(113)

Total liabilities	(50)	(465)	(111)	(576)

Net assets	277	2,060	295	2,355

Allocations related to certain acquisitions may be subject to adjustment pending final valuation.

        Aggregate cash consideration relating to investments in businesses totaled $10 million (2001 — $109 million). These investments are included in "Other non-current assets" in the consolidated balance sheet.

        Additionally, the Company recorded reserves related to acquisitions consummated during 2002 and 2001. Those reserves comprise the following costs:

	2001 activity			2002 activity
Type of cost			Balance 12/31/01				Balance 12/31/02
	Additions	Utilization		Additions	Utilization	Other
Severance and other employee-related costs	38	(10)	28	3	(17)	(6)	8
Lease cancellation and idle facility costs	20	(2)	18	3	(10)	—	11
Other exit costs	7	(2)	5	1	(2)	—	4

	65	(14)	51	7	(29)	(6)	23

        In connection with the 2001 acquisition of the Harcourt businesses, $52 million of acquisition reserves were established. Of this amount, $31 million related to severance and other employee-related costs, $17 million related to lease cancellation and idle facility costs, and $4 million related to other exit costs.

        The following summarizes major acquisitions:

Date	Company	Acquiring market group	Description
December 2002	Delphion	Scientific & Healthcare	A provider of full-text patent research information
August 2002	Current Drugs	Scientific & Healthcare	A provider of competitor intelligence services to the pharmaceutical industry
August 2002	Lawtel	Legal & Regulatory	A UK-based online legal current awareness provider
September 2001	NewsEdge Corporation	Legal & Regulatory	A provider of real-time news and information products and services to corporations and professional services firms worldwide
July 2001	Harcourt General Inc. (select businesses)	Learning; Legal & Regulatory	Higher education and lifelong learning businesses
June 2001	First Call Corporation (acquired 48% minority interest not previously owned by Thomson)	Financial	A provider of real-time, commingled broker research, analyst estimates, workflow and technology-based solutions

        The identifiable intangible assets acquired in acquisitions closed subsequent to July 1, 2001 are summarized as follows:

		Acquisitions closed after July 1, 2001			Weighted average amortization period (years)
	Total 2002
		Harcourt	Other	Total	2002	2001
Finite useful lives:
Tradenames	12	—	11	11	13	17
Customer relationships	38	50	6	56	7	6
Databases and content	55	201	—	201	8	15
Other	2	—	5	5	9	8

	107	251	22	273

Indefinite useful lives:
Tradenames	—	120	7	127

	107	371	29	400

Non-cash Asset Exchanges

        In November 2001, Thomson exchanged assets with a fair market value estimated at $44 million, along with cash consideration of $10 million, for an investment in i-Deal, a partnership which will automate the process of issuing securities over the Internet. The resulting loss on this transaction of $9 million is included in "Net (losses) gains on disposals of businesses and investments" in the consolidated statement of earnings and retained earnings. The investment is being accounted for using the equity method of accounting.

        In April 2001, Thomson contributed assets with a book value of $32 million in exchange for a 50% joint venture interest in Omgeo, a global trade processing business. This transaction had no impact on the consolidated earnings of Thomson.

        In January 2001, Thomson exchanged its interest in The Globe and Mail and other assets for a 20% equity interest in BGM, a Canadian multimedia company. This transaction was recorded at 80% of the estimated fair value of net assets received, as Thomson continues to maintain a 20% indirect interest in The Globe and Mail. The resulting net gain of $317 million is included within "Net (losses) gains on disposals of businesses and investments" in the consolidated statement of earnings and retained earnings. Included in "Income taxes" in the consolidated statement of earnings and retained earnings for the year ended December 31, 2001 is a charge of $75 million related to the transaction. This investment is being accounted for using the equity method and is included in "Other non-current assets" in the consolidated balance sheet. As of December 31, 2002, the Company's net investment in BGM was $202 million (2001 — $380 million). As discussed in Note 22, Woodbridge is an investor in BGM. In February 2003, the Company entered into an agreement to sell its 20% interest in BGM to a company owned by the Thomson family. See Note 26.

Disposals

        In 2002, Thomson received $51 million (2001 — $209 million) cash consideration from the disposals of businesses and investments within the following segments:

	2002	2001
Legal & Regulatory	2	—
Learning	19	53
Financial	1	49
Scientific & Healthcare	7	105
Corporate and other	22	2

	51	209

        In April 2001, Thomson sold Jane's Information Group to a subsidiary of Woodbridge (see Note 22). Thomson retained a financial advisor that provided a fairness opinion on the sale price of $110 million. Accordingly, the transaction was recorded at this determined fair value. The gain on disposal of $80 million is included in "Net (losses) gains on disposals of businesses and investments" in the consolidated statement of earnings and retained earnings.

NOTE 19: CUMULATIVE TRANSLATION ADJUSTMENT

        An analysis of the cumulative translation adjustment shown separately in shareholders' equity in the consolidated balance sheet is as follows:

	2002	2001
Balance at beginning of year	(231)	(160)
Realized from disposal of businesses	—	66
Net translation gains (losses)	167	(137)

Balance at end of year	(64)	(231)

NOTE 20: STOCK-BASED COMPENSATION

Stock Appreciation Rights Plan

        Thomson has a Stock Appreciation Rights ("SAR") plan that provides for the granting of SARs to officers and key employees. The SAR provides the holder with the opportunity to earn a cash award equal to the fair market value of the Company's common stock less the price at which the SAR was issued. Compensation expense is measured based on the market price of Thomson common stock at the end of the reporting period. The SARs outstanding under the plan have been granted at the closing price of the Company's common stock on the day prior to the date of grant, vest over a four to eight-year period, and expire five to eleven years after the grant date. The compensation expense is recognized over the applicable period. At December 31, 2002, the authorized number of SARs was 20,500,000 and there were 3,193,104 units available for grant. Thomson recognized a benefit of $9 million related to the SAR plan for the year ended December 31, 2002 (2001 — $14 million) in the consolidated statement of earnings and retained earnings as a result of the decline in the Company's share price.

        A summary of the status of the Thomson SAR plan as of December 31, 2002 and 2001, and changes during the years ended on those dates, is as follows:

	2002		2001
	SARs	Canadian $ weighted average exercise price	SARs	Canadian $ weighted average exercise price
Outstanding at beginning of year	3,424,744	33.11	4,393,204	31.11
Granted	165,768	40.69	225,117	48.45
Exercised	(361,229)	26.09	(675,837)	27.46
Forfeited	(97,002)	28.56	(517,740)	30.14

Outstanding at end of year	3,132,281	34.46	3,424,744	33.11

Exercisable at end of year	2,091,365	31.86	1,710,169	30.23

        The following table summarizes information on SARs outstanding at December 31, 2002:

	SARs outstanding			SARs exercisable
Canadian $ range of exercise prices
	Number outstanding at 12/31/02	Weighted average remaining contractual life	Canadian $ weighted average exercise price	Number exercisable at 12/31/02	Canadian $ weighted average exercise price
16.00-17.25	36,000	1.8	17.06	31,000	17.03
21.77-32.125	1,004,222	3.3	22.73	850,627	22.76
35.00-44.50	1,706,002	6.0	37.73	1,072,999	36.72
48.40-57.45	386,057	8.5	52.18	136,739	53.72

Stock Incentive Plan

        On January 24, 2000, the Board of Directors approved the adoption of a stock incentive plan, which authorizes the Company to grant selected executives and other key employees stock options. Under the plan, the exercise price equals the closing market price of the Company's stock on the day prior to the date of the grant and the maximum term of an option is 10 years. In general, grants vest 25% per year from the date of issuance. Under the plan options may be granted in either Canadian dollars or US dollars. As of December 31, 2002 there were 10,214,585 shares available for grant (2001 — 12,772,187).

        A summary of the status of the stock incentive plan granted and exercised in Canadian dollars as of December 31, 2002 and 2001, and changes during the years ended on those dates, is as follows:

	2002		2001
Options denominated in Canadian dollars	Options	Canadian $ weighted average exercise price	Options	Canadian $ weighted average exercise price
Outstanding at beginning of year	7,127,813	49.56	4,459,060	50.02
Granted	84,000	42.56	2,939,453	48.45
Exercised	(22,800)	41.00	(100,000)	41.00
Forfeited	(103,200)	50.15	(170,700)	47.18

Outstanding at end of year	7,085,813	49.50	7,127,813	49.56

Exercisable at end of year	2,561,339	50.56	932,781	51.42

        The following table summarizes information on Canadian dollar stock options outstanding at December 31, 2002:

	Options outstanding			Options exercisable
Canadian $ range of exercise prices
	Number outstanding at 12/31/02	Weighted average remaining contractual life	Canadian $ weighted average exercise price	Number exercisable at 12/31/02	Canadian $ weighted average exercise price
40.69-44.40	1,778,300	7.2	41.01	656,200	41.01
45.90-48.70	2,848,283	8.9	48.37	707,067	48.37
50.25-57.45	2,459,230	8.0	56.95	1,198,072	57.09

        A summary of the status of the stock incentive plan granted in US dollars as of December 31, 2002, and changes during the year ended December 31, 2002, is as follows:

	2002
Options denominated in US dollars	Options	US$ weighted average exercise price
Outstanding at beginning of year	—	—
Granted	2,576,802	26.30

Outstanding at end of year	2,576,802	26.30
Exercisable at end of year	—	—

        The following table summarizes information on US dollar stock options outstanding at December 31, 2002:

	Options outstanding			Options exercisable
US dollar range of exercise prices	Number outstanding at 12/31/02	Weighted average remaining contractual life	Weighted average exercise price	Number exercisable at 12/31/02	Weighted average exercise price
26.06-27.96	2,456,802	9.9	26.08	—	—
30.79-30.83	120,000	9.5	30.82	—	—

        The Company uses the intrinsic value-based method to account for its stock incentive plan and, therefore, no compensation expense has been recognized under the plan. If compensation cost had been determined based on the fair value-based method of accounting for awards granted since January 1, 2002, earnings from continuing operations and earnings per common share from continuing operations for the year ended December 31, 2002 would have been unchanged.

        If compensation cost had been determined based on the fair value-based method of accounting for all awards granted since the inception of the stock incentive plan on January 24, 2000, earnings from continuing operations and earnings per common share from continuing operations would have been reduced by the following amounts:

	2002		2001
	As reported	Pro forma	As reported	Pro forma
Earnings from continuing operations	606	596	684	677
Earnings per common share from continuing operations:
Basic	$0.92	$0.90	$1.05	$1.04
Diluted	$0.92	$0.90	$1.05	$1.03

        Using the Black-Scholes pricing model, the weighted average fair value of options granted was estimated to be $6.40 and $8.56 for the years ended December 31, 2002 and 2001, respectively. The Black-Scholes model was developed for use in estimating the fair value of traded options that have no vesting restrictions. In addition, such models require the use of subjective assumptions, including expected stock price volatility. The principal assumptions used in applying the Black-Scholes option-pricing model for the years ended December 31, 2002 and 2001 were as follows:

	2002	2001
Risk-free interest rate	3.4%	4.7%
Dividend yield	2.1%	2.1%
Volatility factor	25.3%	26.7%
Expected life (in years)	6	6

NOTE 21: SUPPLEMENTAL CASH FLOW INFORMATION

        Details of "Changes in working capital and other items" are:

	2002	2001
Accounts receivable	168	(50)
Inventories	(29)	(3)
Prepaid expenses and other current assets	12	(17)
Accounts payable and accruals	(39)	(12)
Deferred revenue	8	(5)
Income taxes	9	226
Other	(60)	(60)

	69	79

        Income taxes paid during 2002 were $149 million (2001 — $141 million, which included $72 million related to the sale of Augusta Newsprint Company). Income tax refunds received during 2002 were $64 million (2001 — $172 million). See Note 23 for discussion of Augusta Newsprint Company.

NOTE 22: RELATED PARTY TRANSACTIONS

        As at December 31, 2002, through Woodbridge and its affiliates, the Thomson family owns approximately 69% of the common shares of Thomson.

        In the normal course of business, a Woodbridge-owned company rents office space from one of the Company's subsidiaries. Additionally, a number of the Company's subsidiaries charge a Woodbridge-owned company administrative fees for various services. In 2002, the total amount charged to Woodbridge for these rentals and services was approximately $2 million.

        In September 2002, the Company sold a parcel of properties located in Toronto, Ontario to Woodbridge for $15 million. In connection with this transaction, the Company received a report from a financial advisor providing an assessment of the market values of those properties. The transaction was recorded based upon the $15 million exchanged in the transaction, and the proceeds were recorded in "Proceeds from disposals of businesses and investments" while the resulting gain of $2 million was included in "Net (losses) gains on disposals of businesses and investments" within the consolidated financial statements for the year ended December 31, 2002. If Woodbridge sells any of the properties for a gain prior to September 30, 2005, Thomson is entitled to receive half of the gain, subject to certain adjustments. If Woodbridge does not recognize any such gains, the Company is not required to reimburse Woodbridge for any losses. In prior periods, the Company had maintained a liability of $8 million for certain of the above-noted properties that were to be contributed to BGM. During August 2002, the Company entered into an agreement with BGM under which the Company paid cash to BGM equivalent to the recorded liability in order to relieve the Company of its obligation to contribute these properties. The properties were then included within the parcel of properties sold to Woodbridge.

        Also in September 2002, Woodbridge and the Company entered into an agreement to reduce the cost of the Company's directors and officers' insurance coverage. Under the terms of the agreement, the Company maintains standard directors and officers' insurance for any amount up to $25 million with a third-party insurance company. A separate third-party insurer is responsible for the next $75 million of coverage. Woodbridge has agreed to indemnify this second insurer. For its agreement to indemnify the insurer, the Company pays Woodbridge an annual premium of $625,000, which is less than the premium that the Company would have paid to a third party.

        In June 2002, the Company completed a series of transactions to assist Woodbridge in reorganizing its holding of the Company's common shares to achieve certain Canadian tax objectives. Similar transactions were completed at the same time with certain companies affiliated with Woodbridge and a company controlled by one of the Company's directors. The Company issued an aggregate of 431,503,802 common shares to members of this group of companies, and a wholly-owned subsidiary of the Company acquired the same number of common shares from members of this group of companies. Immediately following the acquisition, the wholly-owned subsidiary was wound up into the Company and the 431,503,802 common shares it held were cancelled. The total number of the Company's common shares outstanding, as well as its stated capital, was the same before and after this series of transactions. Woodbridge and the other companies have reimbursed the Company for all costs and expenses arising from, and have agreed to indemnify the Company and its subsidiaries, its officers, directors and shareholders against, any liabilities which may arise in connection with the series of transactions. These transactions had no economic effect, did not cause any change to the Company's common shares or result in any other consequences to the Company or the Company's other shareholders.

        Also in June 2002, Thomson PLC redeemed its Series "A" ordinary shares held by Woodbridge for an aggregate redemption price of $0.6 million.

        In May 2002, Woodbridge extended its commitment to reinvest at least 50% of the quarterly dividends received by it and its subsidiaries in newly issued common shares of Thomson for a further three years to June 2005.

        In April 2001, Thomson sold Jane's Information Group to a subsidiary of Woodbridge for $110 million. Additionally, in September 2001 Thomson sold its 50% interest in Augusta Newsprint Company to Woodbridge for $190 million. In each case, the Company retained a financial advisor that provided an opinion on the fairness of the transaction to the Company from a financial point of view.

        In February 2001, a subsidiary of Woodbridge subscribed for $250 million of preferred shares of a subsidiary of Thomson. Subsequently, in February 2002, the shares were exchanged for a separate preferred share issuance in the same face amount. These new shares pay a fixed annual dividend at 4.5% and are redeemable at the option of either Woodbridge or the Company beginning February 2006 and annually thereafter. These shares are included within "Long-term debt" in the consolidated balance sheet.

        In January 2001, Thomson completed a transaction with BCE Inc. and Woodbridge in which Thomson exchanged its interest in The Globe and Mail newspaper and other related assets for a 20% equity interest in BGM. Woodbridge holds a 9.9% interest in BGM. As discussed in Note 26, in February 2003 the Company reached an agreement to sell its interest in BGM to a company owned by the Thomson family.

NOTE 23: DISCONTINUED OPERATIONS

        In February 2000, Thomson announced its intention to sell the newspaper interests of Thomson Newspapers. The primary activities of Thomson Newspapers were the publishing of daily and non-daily newspapers, and other advertising and specialty publications in the US and Canada. During 2001 and 2000, Thomson sold all properties that had been identified for sale. In 2001, proceeds related to the sale of three publications were $121 million.

        Additionally, in 2001 Thomson sold its 50% interest in Augusta Newsprint Company, a newsprint mill in Augusta, Georgia, to Woodbridge for $190 million, resulting in a net gain of $83 million. Thomson retained a financial advisor that provided a fairness opinion on the sale price and, accordingly, this sale was recorded at that determined fair value.

        The results, cash flows, and assets and liabilities of Thomson Newspapers have been accounted for as a discontinued operation in the consolidated financial statements.

        The earnings from discontinued operations are summarized below:

	2002	2001
Revenues from discontinued operations	—	135

Earnings from operations before income taxes	—	27
Income taxes	—	(12)

Earnings from operations	—	15

Gain on sale of discontinued operations	9	173
Tax on gain	—	(96)

Net gain on sale of discontinued operations	9	77

Earnings from discontinued operations	9	92

        In 2002, in conjunction with the expiration of certain representation and warranty periods associated with the disposals, the Company adjusted its related disposal liabilities, which resulted in $9 million of earnings from discontinued operations.

NOTE 24: BUSINESS SEGMENT INFORMATION

        See pages 59 and 60.

        In accordance with CICA Handbook Section 1701, Segment Disclosure, the Company discloses information about its operating segments based upon the measures used by management in assessing the performance of those operating segments. Earnings before interest, taxes, depreciation, amortization and restructuring charges ("EBITDA"), and operating profit before amortization and restructuring charges ("adjusted operating profit"), are used by the Company to measure its operating performance, including its ability to generate cash flow. Among other things, EBITDA eliminates the differences that arise between businesses due to the manner in which they were acquired, funded or recorded. In particular, EBITDA excludes the effects of amortization of identifiable intangible assets and goodwill, which is a non-cash charge arising from acquisitions accounted for under the purchase method of accounting. Adjusted operating profit reflects depreciation expense, but eliminates the effects of restructuring charges and amortization of identifiable intangible assets and goodwill. Because the Company does not consider these items to be operating costs, it excludes them from the measurement of its operating performance. EBITDA and adjusted operating profit do not have any standardized meaning prescribed by generally accepted accounting principles.

        The following table provides a reconciliation of operating profit within the consolidated statement of earnings and retained earnings to both EBITDA and adjusted operating profit included within the business segment information for the years ended December 31, 2002 and 2001.

	2002	2001
Operating profit per statement of earnings and retained earnings	1,224	836
Add back:
Restructuring charges	6	30
Amortization	288	444

Adjusted operating profit	1,518	1,310
Add back:
Depreciation	542	476

EBITDA	2,060	1,786

        The reportable segments of Thomson are strategic business groups that offer products and services to target markets. The accounting policies applied by the segments are the same as those applied by the Company. The Company's four reportable segments are:

Legal & Regulatory

        Providing integrated information and solutions to legal, tax, accounting, intellectual property, compliance and business professionals.

Learning

        Providing integrated learning products, services and solutions to individuals, post-secondary learning institutions and businesses.

Financial

        Providing integrated information and workflow solutions to the worldwide financial community.

Scientific & Healthcare

        Providing integrated information, services and solutions to researchers and other professionals in the healthcare, academic, scientific and government marketplaces.

        In connection with the 2001 decision to retain and manage as an independent group certain Thomson Financial businesses previously held for sale, a new operating segment known as Thomson Media was established. As Thomson Media does not meet the quantitative thresholds to be considered a reportable segment, it is included within the "Corporate and other" category.

NOTE 25: RECONCILIATION OF CANADIAN TO US GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

        The consolidated financial statements of the Company have been prepared in accordance with generally accepted accounting principles in Canada ("Canadian GAAP"), which differ in some respects from generally accepted accounting principles in the United States of America ("US GAAP"). The following schedules present the material differences between Canadian and US GAAP.

	For the year ended December 31
	2002	2001
Net earnings under Canadian GAAP	615	776
Differences in GAAP increasing (decreasing) reported earnings:
Development costs	24	74
Pension adjustments	—	—
Identifiable intangible assets and goodwill	(4)	(121)
Related party transactions	(2)	(169)
Derivative instruments and hedging activities	(5)	(31)
Income taxes	(8)	23
Earnings under US GAAP, before cumulative effect of change in accounting principle	620	552
Cumulative effect of change in accounting principle, net of tax	(182)	—

Net income under US GAAP	438	552

Other comprehensive income:
Foreign currency translation	167	(71)
Reduction in unrealized net holding losses on marketable securities due to recognition in income during the period (net of taxes in 2001 — $0 million)	—	22
Minimum pension liability (net of taxes in 2002 — $3 million and 2001 — $2 million)	(28)	(5)
Cumulative effect of adoption of SFAS 133 (net of taxes in 2001 — $0 million)	—	15
Net unrealized losses on SFAS 133 cash flow hedges (net of taxes in 2002 and 2001 — $0 million)	(72)	(10)

	67	(49)

Other comprehensive income	505	503

Basic and diluted earnings per common share, calculated before other comprehensive income items, under US GAAP, from:
Continuing operations, before cumulative effect of change in accounting principle	$0.92	$0.82
Cumulative effect of change in accounting principle, net of tax	(0.28)	—
Discontinued operations, net of tax	0.01	0.02

Basic and diluted earnings per common share[1]	$0.65	$0.84

	As at December 31
	2002	2001
Shareholders' equity as reported under Canadian GAAP	8,954	8,220
Differences in GAAP increasing (decreasing) reported shareholders' equity:
Development costs	(12)	(36)
Identifiable intangible assets and goodwill	(658)	(653)
Minimum pension liability	(38)	(7)
Derivative instruments and hedging activities	(103)	(26)
Income taxes	180	183

Shareholders' equity under US GAAP	8,323	7,681

1
Earnings per common share is calculated after deducting dividends declared on preference shares from net income.

        Descriptions of the nature of the reconciling differences are provided below:

Development Costs

        Under Canadian GAAP, certain costs classified as development are deferred and amortized over their estimated useful lives. Under US GAAP, all development costs are expensed as incurred.

Identifiable Intangible Assets and Goodwill

        Under US GAAP, the allocation of the purchase price of acquisitions prior to January 1, 2001 and amortization of intangibles differs from Canadian GAAP. These historical differences primarily relate to (i) costs that are required to be recorded as operating expenses under US GAAP which, prior to January 1, 2001, were capitalized under Canadian GAAP (as at December 31, 2002, $19 million (December 31, 2001 — $41 million) of these capitalized costs are expected to be recognized as operating expenses in the future, on a US GAAP basis); (ii) a gain resulting from a 1997 disposal mandated by the US Department of Justice, which has been treated as a reduction of goodwill under Canadian GAAP; (iii) overall increased amortization charges; and (iv) differences in gain or loss calculations on business disposals resulting from the above factors.

        As a result of the above adjustments, on a US GAAP basis, goodwill, net of accumulated amortization, was $7,770 million at December 31, 2002 (2001 — $7,594 million). On the same basis, net identifiable intangible assets were $4,342 million at December 31, 2002 (2001 — $4,536 million).

Related Party Transactions

        In accordance with Canadian GAAP, the Company recognized gains on transactions with its controlling shareholder in its net earnings. Under US GAAP, such related party gains are not recognizable in net earnings, but must be reflected as equity transactions. During the year ended December 31, 2001, the related party transactions include a gain of $83 million related to the sale of Augusta Newsprint Company (see Notes 22 and 23). As Augusta Newsprint Company was part of Thomson Newspapers, this reduction in earnings reduces earnings per share from discontinued operations.

Derivative Instruments and Hedging Activities

        Under Canadian GAAP, the fair values of derivative instruments are disclosed in the notes to the Company's consolidated financial statements as at and for the years ended December 31, 2002 and 2001, but not recorded in the Company's consolidated balance sheet. In order to reconcile to US GAAP, effective January 1, 2001, the Company adopted Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities ("SFAS 133"), as amended by SFAS 138, Accounting for Certain Derivative Instruments and Certain Hedging Activities. Under SFAS 133, all derivative instruments are recognized in the balance sheet at their fair values, and changes in fair value are recognized either immediately in earnings or, if the transaction qualifies for hedge accounting, when the transaction being hedged affects earnings. Accordingly, under US GAAP as at December 31, 2002, accounts payable and accruals were $4 million higher (2001 — $3 million lower), current portion of long-term debt was $6 million higher (2001 — no effect), long-term debt was $31 million higher (2001 — $37 million higher) and other non-current liabilities were $62 million higher (2001 — $8 million lower) than under Canadian GAAP.

Income Taxes

        The income tax adjustment for each period is comprised of the tax effect of the US GAAP reconciling items. The adjustment to shareholders' equity relates entirely to deferred tax liabilities.

Employee Future Benefits

Pension Adjustment

        In accordance with Canadian GAAP, the Company recorded a pension valuation allowance for plans that had an excess of the adjusted benefit asset over the expected future benefits, and recognized changes in the pension valuation allowance in earnings. As US GAAP does not specifically address pension valuation allowances, this was not treated as a difference between Canadian and US GAAP in prior periods. Due to a recent clarification of accounting guidance on this matter, changes in the valuation allowance must be treated as a GAAP difference. In order to reconcile earnings under Canadian GAAP to earnings under US GAAP in 2002, earnings under Canadian GAAP were reduced by $22 million, representing the after-tax effect of the change in the valuation allowance. This difference was offset by the elimination of the valuation allowance for US GAAP purposes, which increased earnings by $22 million. Had the valuation allowance never been established for US GAAP purposes, earnings under US GAAP would have been $2 million lower in 2001. These amounts are not material and prior periods have not been adjusted. This matter has no impact on cash flow.

Minimum Pension Liability

        Additionally, certain of the Company's defined benefit pension plans have accumulated benefit obligations in excess of the fair market value of assets available to fund such obligations as of the annual measurement date for those plans. With respect to those plans, US accounting standards require the recognition of an "additional minimum liability" of $38 million, with a corresponding reduction in shareholders' equity. If, at a subsequent date, the fair market value of the pension assets exceeds the accumulated benefit obligations, the equity adjustment would be reversed. This adjustment has no impact on income or cash flow. Because the concept of an additional minimum liability does not exist in Canadian GAAP, the liability and the reduction in equity resulted in a reconciling item.

Comprehensive Income

        US Statement of Financial Accounting Standard No. 130, Reporting Comprehensive Income, requires companies to disclose comprehensive income, which includes, in addition to net income, other comprehensive income consisting primarily of unrealized gains and losses which bypass the traditional income statement and are recorded directly into shareholders' equity on a US GAAP basis. In 2002 and 2001, the components of other comprehensive income for the Company consist of unrealized gains and losses relating to the translation of foreign currency financial statements, minimum pension liabilities, hedging activity and certain investment securities. Accumulated other comprehensive income as at December 31, 2002 was a loss of $164 million (2001 — $231 million). Reclassifications from other comprehensive income to net income under US GAAP during 2001 were $22 million and resulted from the realization of net losses on the disposal of investments during 2001.

Change in Accounting Principle

        The cumulative effect of change in accounting principle represents the transitional impairment charge relating to adopting the US GAAP equivalent of CICA 3062, SFAS 142, Goodwill and Other Intangible Assets. Under US GAAP, this charge is required to be recorded net of tax as a cumulative effect of a change in accounting principle, which is a component of net income, as compared with a charge to opening retained earnings under Canadian GAAP (see Note 2).

        The effect of SFAS 142, as if it had been adopted as of January 1, 2001, would be to increase net income by $214 million, to $766 million, and earnings per share by $0.34, to $1.18, for the year ended December 31, 2001.

NOTE 26: SUBSEQUENT EVENTS (UNAUDITED)

        In February 2003, the Company entered into an agreement to sell its 20% interest in BGM to a company that is owned by the Thomson family for $279 million. In the event that BGM is subsequently sold to a third party for a gain prior to February 7, 2005, the Company is entitled to receive half of the gain relative to its former interest, subject to certain adjustments. If no such gains are recognized from a subsequent sale to a third party, the Company is not required to reimburse the former owner for any losses. The Company's Board of Directors appointed a committee of independent directors to review the transaction. The committee retained a financial advisor to provide an opinion to the Company as to the fairness of the transaction from a financial point of view. The transaction is scheduled to close on March 17, 2003. One of the directors of the Company is also a director of the parent company of the financial advisor. In connection with the transaction, the Company's Board of Directors declared a special dividend equal to the proceeds received, which will be payable on March 17, 2003 to holders of common shares of record on February 20, 2003. The Company had previously reduced the carrying amount of this investment by $67 million, reflecting its share of a writedown of goodwill recorded by BGM in the fourth quarter of 2002. Upon completion of the sale of the Company's interest, it expects to realize a gain largely offsetting the non-cash writedown.

        In February 2003, Thomson exercised its right to redeem all outstanding shares of its Series V Cumulative Redeemable Preference Shares with a redemption date of April 14, 2003. The shares will be redeemed at a price of Cdn$25.50 in addition to any accrued and unpaid dividends up to, but not including, the redemption date. Currently, there are 18,000,000 outstanding Series V preference shares.

The Thomson Corporation
Six-Year Summary
(unaudited)

        The following table includes measurements for EBITDA and adjusted operating profit which do not have any standardized meaning prescribed by Canadian generally accepted accounting principles. These measurements are used by management to evaluate performance. A further discussion of these performance measures and a reconciliation of them to our income statement are included in Note 24 to the consolidated financial statements.

(millions of US dollars)	2002	2001	2000	1999	1998	1997
Revenues
Legal & Regulatory	2,962	2,847	2,638	2,389	2,227	1,975
Learning	2,290	1,852	1,405	1,099	1,060	1,110
Financial	1,554	1,637	1,485	1,199	1,120	936
Scientific & Healthcare	784	707	743	806	755	725
Corporate and other[1]	205	226	272	259	236	206
Eliminations	(39)	(32)	(29)	—	—	—

	7,756	7,237	6,514	5,752	5,398	4,952

EBITDA[2]
Legal & Regulatory	928	860	778	708	656	567
Learning	520	402	345	258	250	241
Financial	414	400	331	312	304	274
Scientific & Healthcare	208	176	178	174	162	158
Corporate and other[1]	(10)	(52)	(98)	(45)	(30)	(42)

	2,060	1,786	1,534	1,407	1,342	1,198

Adjusted operating profit (loss)[3]
Legal & Regulatory	769	713	650	580	516	461
Learning	354	260	219	149	151	144
Financial	244	246	206	210	223	201
Scientific & Healthcare	180	151	149	135	124	124
Corporate and other[1]	(29)	(60)	(106)	(53)	(36)	(47)

	1,518	1,310	1,118	1,021	978	883

1
Corporate and other includes the results of Thomson Media, a non-reportable segment, as well as corporate costs, minority interests and costs associated with the Company's stock appreciation rights.

2
Earnings before interest, taxes, depreciation, amortization, restructuring charges and, in 2000, 1999 and 1998, Year 2000 costs.

3
Adjusted operating profit excludes amortization, restructuring charges and, in 2000, 1999 and 1998, Year 2000 costs.

        Prior year amounts have been reclassified to conform with the current year's presentation.

        The following table includes measurements for adjusted earnings and earnings per common share which do not have any standardized meaning prescribed by Canadian generally accepted accounting principles. These measurements are used by management to evaluate performance. A further discussion of these performance measures and a reconciliation of them to our income statements are included in management's discussion and analysis.

(millions of US dollars, except per common share amounts)	2002	2001	2000	1999	1998	1997
Earnings attributable to common shares	596	749	1,223	532	1,818	550

Basic and diluted earnings per common share	$0.93	$1.19	$1.96	$0.86	$2.97	$0.91

Supplemental information
Earnings attributable to common shares as above	596	749	1,223	532	1,818	550
Earnings from discontinued operations	(9)	(92)	(652)	(123)	(1,504)	(249)
Adjust: one-time items, net of tax, resulting from net losses (gains) on disposals of businesses and investments, restructuring charges and Year 2000 costs	40	(206)	2	52	90	(15)
Proportionate share of goodwill impairment recognized by BGM	67	—	—	—	—	—
One-time tax benefits	—	—	(105)	—	—	—
Effect of new accounting standard	—	194	146	114	111	102

Adjusted earnings from continuing operations	694	645	614	575	515	388
Adjusted basic and diluted earnings per common share from continuing operations	$1.08	$1.03	$0.99	$0.93	$0.84	$0.64

Board of Directors

[PHOTO]	[PHOTO]	[PHOTO]	[PHOTO]
David K.R. Thomson Chairman, The Thomson Corporation; Deputy Chairman, The Woodbridge Company Limited	W. Geoffrey Beattie Deputy Chairman, The Thomson Corporation; President, The Woodbridge Company Limited	Richard J. Harrington President & Chief Executive Officer, The Thomson Corporation	Ron D. Barbaro Chairman & Chief Executive Officer, Ontario Lottery and Gaming Corporation
[PHOTO]	[PHOTO]	[PHOTO]	[PHOTO]
Roger L. Martin Dean of the Joseph L. Rotman School of Management, University of Toronto	Vance K. Opperman President & Chief Executive Officer, Key Investment, Inc.	David H. Shaffer Executive Vice President, The Thomson Corporation; Chief Executive Officer, Thomson Financial	John M. Thompson Corporate Director

[PHOTO]	[PHOTO]	[PHOTO]	[PHOTO]
Robert D. Daleo Executive Vice President & Chief Financial Officer, The Thomson Corporation	Steven A. Denning Managing Partner, General Atlantic Partners, LLC	John F. Fraser Chairman, Air Canada	V. Maureen Kempston Darkes Group Vice President, General Motors Corporation; President, GM Latin America, Africa and Middle East
[PHOTO]	[PHOTO]	[PHOTO]	[PHOTO]
Kenneth R. Thomson Chairman, The Woodbridge Company Limited	Peter J. Thomson Deputy Chairman, The Woodbridge Company Limited	Richard M. Thomson Corporate Director	John A. Tory President, Thomson Investments Limited

Senior Management and Officers

SENIOR MANAGEMENT

Richard J. Harrington
 President & Chief Executive Officer

Robert D. Daleo
 Executive Vice President & Chief Financial Officer

James C. Smith
 Executive Vice President,
Executive Development & Corporate Affairs

Robert C. Cullen
 President & Chief Executive Officer,
Thomson Scientific & Healthcare

Brian H. Hall
 President & Chief Executive Officer,
Thomson Legal & Regulatory

Ronald H. Schlosser
 President & Chief Executive Officer,
Thomson Learning

David H. Shaffer
 Chief Executive Officer,
Thomson Financial

OTHER OFFICERS

Stephane Bello
 Senior Vice President & Treasurer

David W. Binet
 Secretary to the Board of Directors

David J. Hulland
 Senior Vice President, Finance

John Kechejian
 Vice President, Investor Relations

Janey M. Loyd
 Vice President, Communications

John J. Raffaeli, Jr.
 Senior Vice President, Human Resources

Deirdre Stanley
 Senior Vice President & General Counsel

Joseph J.G.M. Vermeer
 Senior Vice President, Director of Taxes

Linda J. Walker
 Vice President, Controller

Corporate Information

CAPITAL STOCK

The capital stock of Thomson consists of voting common shares and non-voting preference shares.

Shares outstanding as of December 31, 2002:
Common: 651,150,484
Series II preference: 6,000,000
Series V preference: 18,000,000 (to be redeemed April 14, 2003)

Major shareholder: the Thomson family
(approximately 69% of common shares)

LISTING OF CAPITAL STOCK

Common shares listed on:

•
The Toronto Stock Exchange (ticker symbol TOC)
•
The New York Stock Exchange (ticker symbol TOC)

Preference shares listed on:

•
The Toronto Stock Exchange

FINANCIAL CALENDAR

Year end: December 31

Annual report: mailed April

Quarterly reports: mailed May/August/November to shareholders who elect to receive them by checking a box located on the annual meeting proxy card or by enrolling electronically with the registrar.

COMMON SHARE DIVIDENDS

At the discretion of the directors. Paid on March 15/ June 15/September 15/December 15 or on the first business day thereafter. Declared in US dollars but can be paid in Canadian dollars or UK pounds sterling at the holder's option (see also Note 14, page 76). Further information is available from the registrar.

ANNUAL MEETING

Wednesday, May 7, 2003,12:00 noon at
Roy Thomson Hall,
60 Simcoe Street,
Toronto, Ontario, Canada

DIVIDEND REINVESTMENT PLAN

Thomson has a dividend reinvestment plan under which eligible common shareholders may elect to have cash dividends reinvested in common shares. Further information is available from the registrar.

CORPORATE GOVERNANCE

A statement of the Company's policy with respect to corporate governance is included in the management information circular enclosed with the annual report mailed to shareholders.

EXECUTIVE OFFICE

Metro Center
One Station Place
Stamford, Connecticut 06902
United States
tel 203.969.8700

REGISTRAR

Computershare Trust Company of Canada
100 University Avenue, 9th Floor
Toronto, Ontario
M5J 2Y1 Canada
tel 1.800.663.9097
caregistryinfo@computershare.com

AUDITORS

PricewaterhouseCoopers LLP
Suite 3000, Box 82
Royal Trust Tower
Toronto-Dominion Centre
Toronto, Ontario
M5K 1G8 Canada

FURTHER INFORMATION

Please refer to www.thomson.com for corporate and management news and more detailed information on individual Thomson businesses, products and services. For investor relations inquiries contact: John Kechejian, Vice President, Investor Relations at1.800.969.9974 or john.kechejian@thomson.com

Design: Aegis, Toronto
Photography: Christopher Wahl
Typesetting: Moveable Inc, Toronto
Printed in Canada

*Peter Drucker's quote on page 4 used under permission
by Context Institute © 1992, 1996. www.context.org

THE THOMSON CORPORATION

Metro Center
One Station Place
Stamford, Connecticut 06902
United States
tel 203.969.8700
fax 203.977.8354

Toronto-Dominion Bank Tower
P.O. Box 24
66 Wellington Street West, Suite 2706
Toronto, Ontario M5K 1A1
Canada
tel 416.360.8700
fax 416.360.8812

The Quadrangle
180 Wardour Street
London W1A 4YG
United Kingdom
tel 44.20.7437.9787
fax 44.20.7734.0561

www.thomson.com

QuickLinks

EXHIBIT 99.1
  FINANCIAL HIGHLIGHTS1
Letter to shareholders
  2002 HIGHLIGHTS
  THE FUTURE
  OUR STRATEGY
  OUR ADVANTAGES
  OUR MARKETS
Thomson Legal & Regulatory
  MARKETS AND BUSINESS TRENDS
  LEGAL
  TAX AND ACCOUNTING
  NEWS AND BUSINESS INFORMATION
  STRATEGIC GROWTH INITIATIVES
Thomson Learning
  MARKETS AND BUSINESS TRENDS
  ACADEMIC PUBLISHING AND REFERENCE
  LIFELONG LEARNING
  STRATEGIC GROWTH INITIATIVES
Thomson Financial
  MARKETS AND BUSINESS TRENDS
  BANKING AND BROKERAGE
  INVESTMENT MANAGEMENT
  CORPORATE
  STRATEGIC GROWTH INITIATIVES
Thomson Scientific & Healthcare
  MARKETS AND BUSINESS TRENDS
  SCIENTIFIC
  HEALTHCARE
  STRATEGIC GROWTH INITIATIVES
Management's Discussion and Analysis
  OVERVIEW
  RESULTS OF OPERATIONS
  OPERATING RESULTS BY BUSINESS SEGMENT
  LIQUIDITY AND CAPITAL RESOURCES
  RELATED PARTY TRANSACTIONS
  EMPLOYEE FUTURE BENEFITS
  SUBSEQUENT EVENTS
  CRITICAL ACCOUNTING POLICIES
  NEW ACCOUNTING PRONOUNCEMENTS
  QUARTERLY INFORMATION (UNAUDITED)
  OUTLOOK
Management Report
Auditor's Report
Consolidated Statement of Earnings and Retained Earnings
Consolidated Balance Sheet
Consolidated Statement of Cash Flow
Segmented Information
Segmented Information (by country of origin)
Notes to Consolidated Financial Statements
Six–Year Summary
Board of Directors
Senior Management and Officers
Corporate Information